United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARRIVED HOMES 4, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	93-2644213
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

www.arrived.com

(Issuer’s website)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report on Form 1-SA (this “Form 1-SA”) includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of Arrived Homes 4, LLC (the “Company”), Arrived Fund Manager, LLC (the “manager”), each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Form 1-SA are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are detailed under the headings “Summary – Summary Risk Factors” and “Risk Factors” in Post-Qualification Amendment No. 17 to our Offering Statement on Form 1-A filed by the Company with the Securities and Exchange Commission (the “Commission”), as may be amended, and in our subsequent reports and offering statements filed from time to time with the Commission. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Arrived Homes 4, LLC, a Delaware series limited liability company, was formed in July 2023 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the residential properties that we acquire. We analyze every property investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as single-family rentals for tenants who can also invest through the same process as any other member of the Arrived platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2023, our company has been engaged primarily in acquiring properties for its series offerings, developing the financial, offering and other materials to facilitate fundraising, and taking the steps necessary to effectuate the series offerings and the management of the associated series properties. As of June 30, 2026, our company has acquired 71 properties.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 13 in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of the membership interests in each of the series of our company.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our series interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Distributions

In order to qualify as a REIT, a series must distribute annually to investors at least 90% of its REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains it must distribute 100% of such income and gains annually. Our manager may authorize distributions in excess of those required for us to maintain our REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our manager deems relevant.

Our company expects the manager to make distributions of any free cash flow on a monthly or other periodic basis as determined by the manager. However, the manager may change the timing of distributions in its sole discretion. Investors will be required to update their personal information on a regular basis to make sure they receive all allocated distributions. We will utilize a “mobile wallet” feature for payment of distributions (the “Arrived Homes Wallet”). The Arrived Homes Wallet will be used to allow investors to pay for subscriptions, receive distributions and reinvest distributions.

Any distributions that we make directly impact the NAV for each of our series, by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through monthly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV for each series. Over the course of your investment, your distributions plus the change in NAV per interest (either positive or negative) will produce your total return.

During the six months ended June 30, 2026 and 2025, distributions to investors were made by 57 and 34 series, respectively, totaling $426,657 and $217,802, respectively. For further details, please see Note 6, Members’ Equity (Deficit) – Distributions in our financial statements.

Critical Accounting Policies

Our accounting policies will conform with GAAP. The preparation of financial statements in conformity with GAAP will require us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. We intend to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate our estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from our estimates and assumptions.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, included in the financial statements, for a more thorough discussion of our accounting policies and procedures.

Operating Results

Rental Income

Revenues are generated at the series level and are derived from leases on the series property. Rental income increased from $402,540 for the six months ended June 30, 2025 to $773,861 for the six months ended June 30, 2026. The increase in rental revenue is primarily due to an increase in the number of properties acquired by the Company, with 67 series generating rental income during the six months ended June 30, 2026, compared to 36 series during the six months ended June 30, 2025. All revenues generated during the six months ended June 30, 2026 and 2025 are listed in the table below:

Rental Income
Series Name	June 30, 2026	June 30, 2025
500	$14,370	$-
Allen	7,682	12,776
Annadale	12,735	12,570
Arcola	12,570	8,459
Arnold	13,390	12,720
Aurora	7,342	-
Beanery	10,495	-
Breckenridge	16,470	11,587
Bristol	14,520	12,145
Brownster	9,647	-
Cher	10,575	6,348
Chesterfield	15,120	-
Cole	8,880	13,320
Commodore	15,890	15,570
Cordelia	13,890	13,770
Cranberry	12,570	7,730
Dan	5,839	10,770
Flintwood	15,090	14,870
Funderburk	9,250	-
Garnet	8,454	-
Gentry	15,173	14,070
Gerald	4,655	11,220
Greengrove	2,374	-
Harold	10,800	12,191
Hawthorn	9,514	-
Holly	13,170	7,375
Humphreys	14,532	-
Hutchins	9,951	-
Jasmine	14,370	-
Jennie	13,770	-
Joyce	7,097	-
Kern	15,570	-
Kimble	8,591	-
Lavon	5,307	-
Lendrum	13,170	-
Lincoln	10,706	-
Monterey	10,980	10,802
Moraine	7,841	-
Mystic	12,100	11,820
Nicole	13,020	12,720
Oakmont	11,700	-
Olivia	13,770	7,803
Prakash	16,765	8,063
Rattler	13,770	-
Resolana	11,645	11,520
Rose	13,770	-
Ruby	8,588	-
Ruthie	-	-
Sachi	11,481	13,170
Salsa	13,320	-
Sambal	-	-
Sandridge	16,169	7,651
Sanford	10,019	9,270
Satjanon	14,970	8,715
Savannah	11,760	-
Shawnee	13,170	8,157
Skitt	13,770	-
Sonny	11,370	7,093
Sophie	-	-
Spurgeon	2,070	-
Sullivan	8,480	12,720
Toren	-	-
Travis	12,429	-
Troxler	13,320	12,728
Tyner	14,170	13,920
Wendell	12,435	12,120
Westbury	11,250	10,920
Westgate	14,070	9,258
Winnebago	10,235	-
Wizard	14,070	16,600
Zube	7,826	-
	$773,861	$402,540

Operating Expenses

The Company incurred the following operating expenses during the six months ended June 30, 2026 and 2025. Operating expenses increased from $433,394 for the six months ended June 30, 2025 to $835,930 for the six months ended June 30, 2026, primarily due to the increase in the number of series generating operating expenses, consistent with the growth in properties acquired by the Company discussed above. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

The following table summarizes the total operating expenses by series for the six months ended June 30, 2026 and 2025:

Operating Expenses
	June 30, 2026			June 30, 2025
Series Name	Operating expenses	Depreciation	Total expenses	Operating expenses	Depreciation	Total expenses
500	$8,109	$5,947	$14,056	$-	$-	$-
Allen	9,113	4,158	13,270	7,912	4,158	12,069
Annadale	5,211	4,837	10,048	7,955	4,837	12,792
Arcola	5,979	4,131	10,109	10,105	3,442	13,547
Arnold	5,735	4,098	9,833	5,900	4,098	9,997
Aurora	7,221	5,085	12,306	-	-	-
Beanery	5,932	4,143	10,076	-	-	-
Breckenridge	7,590	5,138	12,728	7,757	5,138	12,895
Bristol	2,854	4,821	7,676	10,036	4,821	14,857
Brownster	9,916	6,085	16,001	-	-	-
Cher	6,460	3,971	10,431	10,363	3,971	14,334
Chesterfield	9,423	5,947	15,370	-	-	-
Cole	10,502	4,073	14,575	5,531	4,073	9,604
Commodore	6,704	5,320	12,024	7,365	5,320	12,685
Cordelia	9,922	4,813	14,735	6,516	4,813	11,329
Cranberry	4,757	4,349	9,106	10,837	3,625	14,462
Dan	7,751	3,653	11,404	4,840	3,653	8,493
Flintwood	8,085	5,029	13,113	6,389	5,029	11,418
Funderburk	5,001	3,555	8,556	-	-	-
Garnet	9,640	3,026	12,666	-	-	-
Gentry	8,075	4,702	12,776	10,871	4,702	15,573
Gerald	6,552	4,233	10,785	6,602	4,233	10,834
Greengrove	14,729	5,339	20,067	-	-	-
Harold	4,598	4,172	8,769	7,112	4,172	11,284
Hawthorn	9,667	4,681	14,349	-	-	-
Holly	3,121	4,282	7,402	10,621	2,855	13,475
Humphreys	9,643	5,529	15,172	-	-	-
Hutchins	17,912	4,101	22,014	-	-	-
Jasmine	7,934	5,963	13,897	-	-	-
Jennie	11,041	4,190	15,231	-	-	-
Joyce	10,833	5,215	16,048	-	-	-
Kern	6,874	5,323	12,197	-	-	-
Kimble	9,257	3,837	13,094	-	-	-
Lavon	19,437	4,039	23,477	-	-	-
Lendrum	7,104	4,886	11,990	-	-	-
Lincoln	6,734	4,145	10,878	-	-	-
Monterey	4,896	3,915	8,811	5,976	3,915	9,891
Moraine	8,492	3,092	11,583	-	-	-
Mystic	6,211	4,255	10,466	6,472	4,255	10,727
Nicole	6,549	4,212	10,760	4,978	4,212	9,190
Oakmont	4,230	4,075	8,305	-	-	-
Olivia	4,331	4,271	8,602	9,157	2,135	11,293
Prakash	5,686	4,631	10,317	9,712	2,316	12,028
Rattler	13,765	5,259	19,024	-	-	-
Resolana	8,718	4,049	12,767	4,478	4,049	8,527
Rose	3,926	4,746	8,672	-	-	-
Ruby	9,297	3,786	13,083	-	-	-
Ruthie	3,508	-	3,508	-	-	-
Sachi	13,752	4,633	18,385	8,564	4,633	13,197
Salsa	6,683	4,441	11,124	-	-	-
Sambal	5,506	-	5,506	-	-	-
Sandridge	6,917	4,668	11,585	12,477	4,668	17,146
Sanford	3,009	2,454	5,462	3,954	2,454	6,407
Satjanon	3,565	5,194	8,758	13,231	2,597	15,828
Savannah	14,666	5,135	19,802	-	-	-
Shawnee	4,383	4,330	8,713	10,538	2,887	13,425
Skitt	7,715	5,773	13,488	-	-	-
Sonny	4,944	3,971	8,915	10,313	3,971	14,284
Sophie	4,976	-	4,976	-	-	-
Spurgeon	6,914	702	7,616	-	-	-
Sullivan	8,991	4,411	13,402	5,382	4,411	9,793
Toren	7,988	-	7,988	-	-	-
Travis	9,640	5,349	14,989	-	-	-
Troxler	6,146	4,134	10,279	10,636	3,445	14,081
Tyner	5,937	5,919	11,857	6,803	5,919	12,723
Wendell	4,857	4,133	8,991	6,905	4,133	11,039
Westbury	1,874	3,982	5,855	6,905	3,982	10,886
Westgate	6,265	4,733	10,998	7,436	4,733	12,169
Winnebago	7,162	4,905	12,067	-	-	-
Wizard	4,900	4,589	9,489	6,525	4,589	11,114
Zube	9,402	4,153	13,555	-	-	-
	$535,216	$300,714	$835,930	$287,154	$146,240	$433,394

Other Expenses

During the six months ended June 30, 2026 and 2025, certain series incurred interest expenses, including bridge financing interest. The following table summarizes the total of such expenses incurred by each series during the six months ended June 30, 2026 and 2025. Interest expense increased from $40,850 for the six months ended June 30, 2025, to $160,957 for the six months ended June 30, 2026. This increase is primarily attributable to an increase in the number of properties acquired by the Company and the utilization of bridge financing to fund property acquisitions prior to series offerings closing.

OTHER EXPENSES (INCOME)
Series Name	June 30, 2026	June 30, 2025
500	$2,372	$-
Allen	-	-
Annadale	-	-
Arcola	-	3,159
Arnold	-	-
Aurora	11,218	-
Beanery	8,997	-
Breckenridge	-	-
Bristol	-	-
Brownster	7,483	-
Cher	-	2,435
Chesterfield	2,137	-
Cole	-	-
Commodore	-	-
Cordelia	-	-
Cranberry	-	4,806
Dan	-	-
Flintwood	-	-
Funderburk	-	-
Garnet	3,321	-
Gentry	-	1,958
Gerald	-	-
Greengrove	11,825	-
Harold	-	-
Hawthorn	6,007	-
Holly	-	2,554
Humphreys	1,990	-
Hutchins	4,266	-
Jasmine	-	-
Jennie	1,118	-
Joyce	11,535	-
Kern	-	-
Kimble	4,833	-
Lavon	6,457	-
Lendrum	717	-
Lincoln	9,009	-
Monterey	-	-
Moraine	2,115	-
Mystic	-	-
Nicole	-	-
Oakmont	8,841	-
Olivia	-	7,316
Prakash	-	8,419
Rattler	5,036	-
Resolana	-	-
Rose	-	-
Ruby	2,211	-
Ruthie	1,679	-
Sachi	-	-
Salsa	9,907	-
Sambal	224	-
Sandridge	-	-
Sanford	-	-
Satjanon	-	3,740
Savannah	4,016	-
Shawnee	-	2,762
Skitt	7,022	-
Sonny	-	1,663
Sophie	2,581	-
Spurgeon	3,914	-
Sullivan	-	-
Toren	1,237	-
Travis	2,391	-
Troxler	-	2,033
Tyner	-	-
Wendell	-	-
Westbury	-	-
Westgate	-	-
Winnebago	10,641	-
Wizard	-	-
Zube	5,856	-
	$160,957	$40,845

Net Loss

Net loss increased from $71,699 for the six months ended June 30, 2025 to $223,026 for the six months ended June 30, 2026, primarily due to the growth in interest expense associated with increased utilization of bridge financing to fund property acquisitions prior to the closing of the related series offerings, as discussed above, which outpaced the growth in rental income generated by the Company’s expanding property portfolio. Notwithstanding the increase in net loss, net cash provided by operating activities increased from net cash used in operating activities of $(21,750) for the six months ended June 30, 2025 to net cash provided by operating activities of $374,057 for the six months ended June 30, 2026, primarily as a result of non-cash depreciation expense and changes in working capital, including the collection of other receivables and increases in amounts due to related parties.

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

As discussed in Note 3 to the consolidated financial statements, the Company’s ability to continue as a going concern is dependent upon the ability to generate cash flow from rental activities and/or obtain financing from the manager. Management believes that the continued support of the manager, the planned launch of additional series offerings, and the cash generated from rental operations will provide sufficient liquidity to meet the Company’s obligations. However, there can be no assurance that these plans will be successful.

Cash and Cash Equivalents

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each series, and receipts and/or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2026 and December 31, 2025:

Cash & Cash Equivalents
Series Name	June 30, 2026	December 31, 2025
500	$35,715	$2,772
Allen	10,004	13,112
Annadale	20,595	22,812
Arcola	17,552	17,326
Arnold	13,883	16,924
Aurora	4,212	-
Beanery	6,604	-
Breckenridge	19,312	19,470
Bristol	20,859	22,202
Brownster	17,685	-
Cher	20,108	16,303
Chesterfield	34,372	-
Cole	10,946	16,753
Commodore	25,721	27,602
Cordelia	15,096	22,465
Cranberry	14,262	16,301
Dan	34,986	40,117
Flintwood	21,703	21,974
Funderburk	19,499	18,152
Garnet	7,755	-
Gentry	20,157	23,396
Gerald	9,552	14,870
Greengrove	991	-
Harold	17,430	19,543
Hawthorn	26,124	-
Holly	25,534	25,918
Humphreys	21,945	-
Hutchins	24,891	-
Jasmine	28,478	8,925
Jennie	46,999	-
Joyce	46,663	-
Kern	17,349	15,717
Kimble	24,310	-
Lavon	21,217	-
Lendrum	21,380	1,894
Lincoln	6,961	-
Monterey	15,439	18,463
Moraine	13,135	-
Mystic	14,080	12,965
Nicole	12,865	16,991
Oakmont	9,163	1,824
Olivia	27,693	29,372
Prakash	29,971	30,582
Rattler	26,650	-
Resolana	6,096	9,721
Rose	26,459	23,253
Ruby	12,432	-
Ruthie	-	-
Sachi	7,979	18,531
Salsa	9,095	-
Sambal	-	-
Sandridge	16,238	19,097
Sanford	7,738	7,960
Satjanon	25,127	27,026
Savannah	26,140	-
Shawnee	22,853	23,791
Skitt	38,279	-
Sonny	14,574	14,362
Sophie	-	-
Spurgeon	-	-
Sullivan	22,961	26,151
Toren	-	-
Travis	19,170	-
Troxler	19,747	19,827
Tyner	13,720	17,679
Wendell	12,836	15,561
Westbury	11,147	13,952
Westgate	20,153	22,924
Winnebago	7,741	-
Wizard	18,480	20,018
Zube	26,894	-
	$1,265,706	$794,598

Plan of Operations

We intend to hold and manage the series properties for five to seven years, during which time we will operate the series properties as single-family rental income properties. During this period, we intend to distribute any free cash flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of single-family rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than seven years.

As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Our Policies for Approving New Tenants

We intend to seek out tenants for our properties who are financially responsible and capable of paying their rent. We will conduct due diligence on prospective tenant applicants by (a) verifying their incomes, (b) running credit checks, (c) performing criminal background checks, and (d) requesting references from previous landlords. While we do not have specific standards for any of these items, we will use these screening methods to determine, prior to approving a lease, whether we believe a potential lessee is financially responsible.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single-family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Elevated interest rates or fluctuations in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Sustained levels of remote and hybrid work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED HOMES 4, LLC, AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	500	Allen	Annadale	Arcola	Arnold	Aurora	Beanery
ASSETS
Current assets:
Cash	$35,715	$10,004	$20,595	$17,552	$13,883	$4,212	$6,604
Prepaid expenses	1,149	1,046	1,186	978	1,174	1,362	882
Due from (to) third party property manager	4,720	476	3,780	6,095	4,189	4,804	3,295
Total current assets	41,584	11,527	25,560	24,624	19,246	10,379	10,781
Property and equipment, net	386,204	287,298	336,521	293,322	298,284	367,072	298,747
Total assets	$427,788	$298,824	$362,081	$317,947	$317,530	$377,451	$309,528

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,419	$2,122	$1,827	$2,597	$2,279	$15,166	$14,917
Tenant deposits	2,395	2,095	2,095	4,190	2,595	2,645	2,045
Due to (from) related parties	6,108	5,191	5,191	4,024	5,039	32,384	27,088
Total current liabilities	10,922	9,408	9,113	10,811	9,913	50,195	44,050
Bridge financing, related party	-	-	-	-	-	351,000	281,506
Total liabilities	10,922	9,408	9,113	10,811	9,913	401,195	325,556
Members’ equity (deficit)
Members’ capital	431,476	301,199	362,800	317,613	308,681	-	-
Accumulated deficit	(14,611)	(11,783)	(9,832)	(10,478)	(1,064)	(23,744)	(16,028)
Total members’ equity (deficit)	416,865	289,416	352,968	307,135	307,616	(23,744)	(16,028)
Total liabilities and members’ equity (deficit)	$427,788	$298,824	$362,081	$317,947	$317,530	$377,451	$309,528

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Breckenridge	Bristol	Brownster	Cher	Chesterfield	Cole	Commodore
ASSETS
Current assets:
Cash	$19,312	$20,859	$17,685	$20,108	$34,372	$10,946	$25,721
Prepaid expenses	1,306	1,229	1,217	1,072	961	1,038	1,159
Due from (to) third party property manager	7,004	6,239	4,993	-	5,195	-	4,278
Total current assets	27,622	28,327	23,895	21,181	40,528	11,985	31,159
Property and equipment, net	354,100	337,057	391,565	277,872	428,647	282,849	372,316
Total assets	$381,722	$365,384	$415,460	$299,053	$469,175	$294,834	$403,475

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,464	$2,379	$2,778	$5,415	$1,155	$2,474	$3,235
Tenant deposits	4,543	3,843	2,495	-	2,745	-	2,595
Due to (from) related parties	6,729	5,089	5,634	3,910	4,604	4,664	6,637
Total current liabilities	13,736	11,310	10,907	9,325	8,503	7,138	12,467
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	13,736	11,310	10,907	9,325	8,503	7,138	12,467
Members’ equity (deficit)
Members’ capital	367,739	359,321	433,928	301,907	472,132	296,024	399,993
Accumulated deficit	247	(5,247)	(29,374)	(12,179)	(11,460)	(8,328)	(8,985)
Total members’ equity (deficit)	367,986	354,074	404,554	289,728	460,671	287,696	391,008
Total liabilities and members’ equity (deficit)	$381,722	$365,384	$415,460	$299,053	$469,175	$294,834	$403,475

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Cordelia	Cranberry	Dan	Flintwood	Funderburk	Garnet	Gentry
ASSETS
Current assets:
Cash	$15,096	$14,262	$34,986	$21,703	$19,499	$7,755	$20,157
Prepaid expenses	1,022	1,043	903	1,309	942	1,542	1,331
Due from (to) third party property manager	4,742	4,121	3,103	4,149	-	3,058	5,248
Total current assets	20,860	19,426	38,992	27,160	20,440	12,355	26,735
Property and equipment, net	335,011	305,663	261,299	350,646	254,591	218,177	329,202
Total assets	$355,871	$325,089	$300,291	$377,806	$275,031	$230,532	$355,937

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,411	$1,753	$1,644	$3,286	$2,866	$2,357	$2,017
Tenant deposits	2,295	2,095	1,695	2,495	-	1,595	2,795
Due to (from) related parties	5,777	4,524	4,694	5,771	2,494	3,364	4,991
Total current liabilities	10,483	8,372	8,033	11,552	5,360	7,316	9,802
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	10,483	8,372	8,033	11,552	5,360	7,316	9,802
Members’ equity (deficit)
Members’ capital	354,411	328,043	305,702	372,621	284,259	249,214	352,328
Accumulated deficit	(9,023)	(11,325)	(13,444)	(6,366)	(14,588)	(25,997)	(6,193)
Total members’ equity (deficit)	345,388	316,718	292,258	366,254	269,671	223,216	346,135
Total liabilities and members’ equity (deficit)	$355,871	$325,089	$300,291	$377,806	$275,031	$230,532	$355,937

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Gerald	Greengrove	Harold	Hawthorn	Holly	Humphreys	Hutchins
ASSETS
Current assets:
Cash	$9,552	$991	$17,430	$26,124	$25,534	$21,945	$24,891
Prepaid expenses	1,005	1,202	1,076	1,097	989	1,255	1,012
Due from (to) third party property manager	2,138	3,449	3,910	4,620	4,178	5,201	4,118
Total current assets	12,696	5,642	22,416	31,841	30,701	28,401	30,021
Property and equipment, net	301,473	385,667	297,957	337,796	302,829	396,863	294,692
Total assets	$314,169	$391,309	$320,374	$369,637	$333,530	$425,264	$324,712

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$1,871	$16,831	$1,936	$2,721	$2,800	$3,271	$3,876
Tenant deposits	1,850	2,095	2,250	2,545	2,195	2,745	2,195
Due to (from) related parties	4,622	35,807	4,839	2,975	4,142	3,441	2,064
Total current liabilities	8,342	54,733	9,025	8,241	9,137	9,457	8,135
Bridge financing, related party	-	370,000	-	-	-	-	-
Total liabilities	8,342	424,733	9,025	8,241	9,137	9,457	8,135
Members’ equity (deficit)
Members’ capital	329,032	-	328,513	377,391	325,206	438,609	336,553
Accumulated deficit	(23,205)	(33,424)	(17,164)	(15,995)	(813)	(22,802)	(19,975)
Total members’ equity (deficit)	305,827	(33,424)	311,349	361,396	324,393	415,806	316,578
Total liabilities and members’ equity (deficit)	$314,169	$391,309	$320,374	$369,637	$333,530	$425,264	$324,712

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Jasmine	Jennie	Joyce	Kern	Kimble	Lavon	Lendrum
ASSETS
Current assets:
Cash	$28,478	$46,999	$46,663	$17,349	$24,310	$21,217	$21,380
Prepaid expenses	946	1,258	1,305	1,439	1,806	1,072	835
Due from (to) third party property manager	4,628	3,905	3,223	6,406	3,785	3,560	4,273
Total current assets	34,051	52,162	51,191	25,194	29,901	25,848	26,488
Property and equipment, net	428,498	301,827	376,363	380,658	277,123	290,209	349,769
Total assets	$462,549	$353,989	$427,554	$405,851	$307,025	$316,057	$376,257

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,387	$3,244	$5,494	$3,040	$2,607	$3,168	$3,013
Tenant deposits	2,395	2,295	2,195	3,893	1,895	2,095	2,195
Due to (from) related parties	3,028	2,746	21,684	3,385	3,779	2,803	5,079
Total current liabilities	7,809	8,285	29,373	10,317	8,281	8,066	10,287
Bridge financing, related party	-	-	-	-	-	-	-
Total liabilities	7,809	8,285	29,373	10,317	8,281	8,066	10,287
Members’ equity (deficit)
Members’ capital	473,439	361,626	441,273	413,371	313,346	336,164	386,665
Accumulated deficit	(18,699)	(15,923)	(43,093)	(17,837)	(14,603)	(28,174)	(20,695)
Total members’ equity (deficit)	454,740	345,704	398,181	395,534	298,744	307,990	365,970
Total liabilities and members’ equity (deficit)	$462,549	$353,989	$427,554	$405,851	$307,025	$316,057	$376,257

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Lincoln	Monterey	Moraine	Mystic	Nicole	Oakmont	Olivia
ASSETS
Current assets:
Cash	$6,961	$15,439	$13,135	$14,080	$12,865	$9,163	$27,693
Prepaid expenses	977	1,072	776	1,249	899	980	1,070
Due from (to) third party property manager	4,217	3,068	3,675	3,491	4,296	3,830	4,480
Total current assets	12,156	19,580	17,586	18,819	18,059	13,972	33,243
Property and equipment, net	298,824	285,664	223,199	295,430	292,298	292,454	303,629
Total assets	$310,980	$305,244	$240,785	$314,249	$310,358	$306,426	$336,872

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$13,875	$2,081	$2,473	$2,635	$1,684	$16,127	$1,842
Tenant deposits	2,245	1,750	2,095	2,195	2,345	1,950	2,295
Due to (from) related parties	28,240	5,122	1,710	5,110	4,704	32,361	3,291
Total current liabilities	44,360	8,953	6,279	9,940	8,733	50,438	7,428
Bridge financing, related party	281,893	-	-	-	-	276,673	-
Total liabilities	326,252	8,953	6,279	9,940	8,733	327,111	7,428
Members’ equity (deficit)
Members’ capital	-	305,910	253,552	317,842	300,258	-	335,899
Accumulated deficit	(15,273)	(9,620)	(19,045)	(13,533)	1,367	(20,684)	(6,455)
Total members’ equity (deficit)	(15,273)	296,291	234,506	304,309	301,625	(20,684)	329,444
Total liabilities and members’ equity (deficit)	$310,980	$305,244	$240,785	$314,249	$310,358	$306,426	$336,872

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Prakash	Rattler	Resolana	Rose	Ruby	Ruthie	Sachi
ASSETS
Current assets:
Cash	$29,971	$26,650	$6,096	$26,459	$12,432	$-	$7,979
Prepaid expenses	1,266	1,203	790	896	1,549	-	1,138
Due from (to) third party property manager	4,700	4,135	5,536	5,637	3,258	-	6,013
Total current assets	35,937	31,988	12,422	32,991	17,238	-	15,129
Property and equipment, net	329,480	379,368	279,874	339,858	230,385	283,084	323,606
Total assets	$365,418	$411,356	$292,296	$372,850	$247,624	$283,084	$338,735

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,119	$4,306	$2,628	$1,945	$2,388	$4,080	$2,081
Tenant deposits	2,395	2,295	2,145	3,443	1,695	-	2,295
Due to (from) related parties	3,687	6,332	4,577	3,439	2,649	10,651	4,856
Total current liabilities	8,201	12,933	9,350	8,826	6,732	14,731	9,232
Bridge financing, related party	-	-	-	-	-	273,540	-
Total liabilities	8,201	12,933	9,350	8,826	6,732	288,271	9,232
Members’ equity (deficit)
Members’ capital	365,701	425,192	296,735	374,478	256,471	-	350,350
Accumulated deficit	(8,485)	(26,769)	(13,788)	(10,455)	(15,580)	(5,188)	(20,847)
Total members’ equity (deficit)	357,216	398,423	282,946	364,023	240,891	(5,188)	329,503
Total liabilities and members’ equity (deficit)	$365,418	$411,356	$292,296	$372,850	$247,624	$283,084	$338,735

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Salsa	Sambal	Sandridge	Sanford	Satjanon	Savannah	Shawnee
ASSETS
Current assets:
Cash	$9,095	$-	$16,238	$7,738	$25,127	$26,140	$22,853
Prepaid expenses	1,131	-	992	652	1,048	4,278	1,051
Due from (to) third party property manager	3,750	-	6,625	3,877	4,351	4,401	4,167
Total current assets	13,976	-	23,855	12,268	30,525	34,818	28,071
Property and equipment, net	320,776	263,166	323,606	170,019	366,646	370,432	305,351
Total assets	$334,752	$263,166	$347,461	$182,286	$397,171	$405,250	$333,422

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$17,474	$4,816	$2,720	$2,717	$1,749	$3,109	$2,094
Tenant deposits	2,445	-	3,743	1,995	2,495	2,745	2,195
Due to (from) related parties	23,763	16,079	5,262	3,271	4,567	7,279	4,058
Total current liabilities	43,682	20,896	11,725	7,984	8,811	13,134	8,348
Bridge financing, related party	310,000	248,000	-	-	-	-	-
Total liabilities	353,682	268,896	11,725	7,984	8,811	13,134	8,348
Members’ equity (deficit)
Members’ capital	-	-	345,129	171,145	389,642	412,755	324,713
Accumulated deficit	(18,930)	(5,730)	(9,393)	3,157	(1,282)	(20,638)	362
Total members’ equity (deficit)	(18,930)	(5,730)	335,736	174,302	388,360	392,117	325,075
Total liabilities and members’ equity (deficit)	$334,752	$263,166	$347,461	$182,286	$397,171	$405,250	$333,422

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Skitt	Sonny	Sophie	Spurgeon	Sullivan	Toren	Travis
ASSETS
Current assets:
Cash	$38,279	$14,574	$-	$-	$22,961	$-	$19,170
Prepaid expenses	1,208	1,072	-	-	969	-	1,054
Due from (to) third party property manager	4,634	3,653	-	2,864	-	-	4,936
Total current assets	44,121	19,300	-	2,864	23,930	-	25,159
Property and equipment, net	412,403	277,872	455,601	307,063	306,942	225,108	343,376
Total assets	$456,524	$297,172	$455,601	$309,927	$330,872	$225,108	$368,536

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,110	$2,600	$5,947	$6,273	$2,924	$4,055	$1,558
Tenant deposits	2,295	1,895	-	2,245	-	-	2,795
Due to (from) related parties	21,326	4,156	10,440	21,869	4,909	16,197	2,392
Total current liabilities	25,731	8,652	16,387	30,386	7,833	20,253	6,745
Bridge financing, related party	-	-	446,772	289,000	-	214,080	-
Total liabilities	25,731	8,652	463,159	319,386	7,833	234,333	6,745
Members’ equity (deficit)
Members’ capital	461,437	296,989	-	-	332,152	-	376,811
Accumulated deficit	(30,643)	(8,468)	(7,558)	(9,459)	(9,113)	(9,224)	(15,020)
Total members’ equity (deficit)	430,794	288,520	(7,558)	(9,459)	323,039	(9,224)	361,791
Total liabilities and members’ equity (deficit)	$456,524	$297,172	$455,601	$309,927	$330,872	$225,108	$368,536

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Troxler	Tyner	Wendell	Westbury	Westgate
ASSETS
Current assets:
Cash	$19,747	$13,720	$12,836	$11,147	$20,153
Prepaid expenses	978	914	969	1,042	1,229
Due from (to) third party property manager	4,575	6,081	4,511	3,939	5,058
Total current assets	25,300	20,715	18,317	16,128	26,440
Property and equipment, net	293,558	408,835	288,212	278,217	327,933
Total assets	$318,857	$429,550	$306,529	$294,345	$354,373

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,199	$1,533	$1,637	$2,580	$1,958
Tenant deposits	2,445	3,693	2,245	2,045	2,795
Due to (from) related parties	4,037	6,953	4,456	4,263	5,715
Total current liabilities	8,681	12,178	8,338	8,888	10,469
Bridge financing, related party	-	-	-	-	-
Total liabilities	8,681	12,178	8,338	8,888	10,469
Members’ equity (deficit)
Members’ capital	313,459	423,072	301,030	300,563	346,743
Accumulated deficit	(3,283)	(5,700)	(2,840)	(15,107)	(2,838)
Total members’ equity (deficit)	310,176	417,372	298,191	285,457	343,904
Total liabilities and members’ equity (deficit)	$318,857	$429,550	$306,529	$294,345	$354,373

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET (UNAUDITED)

AS OF JUNE 30, 2026

	Winnebago	Wizard	Zube	Consolidated
ASSETS
Current assets:
Cash	$7,741	$18,480	$26,894	$1,265,706
Prepaid expenses	1,061	1,186	944	75,786
Due from (to) third party property manager	4,319	5,050	3,746	273,757
Total current assets	13,121	24,715	31,585	1,615,249
Property and equipment, net	352,818	320,011	300,511	22,663,773
Total assets	$365,939	$344,726	$332,096	$24,279,022

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$17,449	$1,780	$2,745	$286,114
Tenant deposits	2,245	2,795	2,045	154,385
Due to (from) related parties	35,348	5,201	4,482	587,052
Total current liabilities	55,042	9,776	9,271	1,027,551
Bridge financing, related party	332,965	-	-	3,675,429
Total liabilities	388,007	9,776	9,271	4,702,980
Members’ equity (deficit)
Members’ capital	-	337,282	340,577	20,516,462
Accumulated deficit	(22,068)	(2,332)	(17,753)	(940,420)
Total members’ equity (deficit)	(22,068)	334,950	322,825	19,576,042
Total liabilities and members’ equity (deficit)	$365,939	$344,726	$332,096	$24,279,022

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	500	Allen	Annadale	Arcola	Arnold	Aurora	Beanery
ASSETS
Current assets:
Cash	$2,772	$13,112	$22,812	$17,326	$16,924	$-	$-
Other receivables	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	4,720	3,697	3,686	5,887	3,968	(3,840)	1,607
Total current assets	7,492	16,808	26,499	23,213	20,892	(3,840)	1,607
Property and equipment, net	392,150	291,455	341,358	297,453	302,382	372,157	302,891
Total assets	$399,642	$308,263	$367,857	$320,666	$323,274	$368,317	$304,497

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$11,687	$2,439	$3,145	$1,166	$1,075	$2,858	$5,270
Tenant deposits	2,395	2,095	2,095	4,190	2,595	-	2,045
Due to (from) related parties	33,112	3,105	2,735	1,868	5,646	22,021	23,127
Total current liabilities	47,194	7,639	7,974	7,224	9,316	24,880	30,442
Bridge financing, related party	365,000	-	-	-	-	351,000	281,506
Total liabilities	412,194	7,639	7,974	7,224	9,316	375,880	311,948
Members’ equity (deficit)
Members’ capital	-	306,819	372,401	326,381	318,579	-	-
Accumulated deficit	(12,552)	(6,194)	(12,519)	(12,939)	(4,621)	(7,562)	(7,451)
Total members’ equity (deficit)	(12,552)	300,624	359,882	313,442	313,958	(7,562)	(7,451)
Total liabilities and members’ equity (deficit)	$399,642	$308,263	$367,857	$320,666	$323,274	$368,317	$304,497

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Breckenridge	Bristol	Brownster	Cher	Chesterfield	Cole	Commodore
ASSETS
Current assets:
Cash	$19,470	$22,202	$-	$16,303	$-	$16,753	$27,602
Other receivables	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	7,237	5,916	(14,453)	3,658	3,563	4,596	5,336
Total current assets	26,708	28,117	(14,453)	19,961	3,563	21,350	32,938
Property and equipment, net	359,238	341,878	397,651	281,843	434,594	286,923	377,635
Total assets	$385,946	$369,995	$383,198	$301,805	$438,158	$308,272	$410,573

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,660	$6,374	$5,725	$1,130	$6,638	$3,021	$4,716
Tenant deposits	4,543	3,843	-	2,345	2,745	2,445	2,595
Due to (from) related parties	4,066	2,563	23,010	2,846	29,849	2,675	4,131
Total current liabilities	11,269	12,780	28,735	6,321	39,232	8,141	11,442
Bridge financing, related party	-	-	370,000	-	408,000	-	-
Total liabilities	11,269	12,780	398,735	6,321	447,232	8,141	11,442
Members’ equity (deficit)
Members’ capital	378,171	369,306	-	307,806	-	302,765	411,982
Accumulated deficit	(3,495)	(12,091)	(15,538)	(12,323)	(9,074)	(2,633)	(12,851)
Total members’ equity (deficit)	374,677	357,215	(15,538)	295,483	(9,074)	300,131	399,131
Total liabilities and members’ equity (deficit)	$385,946	$369,995	$383,198	$301,805	$438,158	$308,272	$410,573

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Cordelia	Cranberry	Dan	Flintwood	Funderburk	Garnet	Gentry
ASSETS
Current assets:
Cash	$22,465	$16,301	$40,117	$21,974	$18,152	$-	$23,396
Other receivables	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	4,454	4,058	3,293	4,781	3,670	(7,575)	4,996
Total current assets	26,919	20,359	43,409	26,755	21,821	(7,575)	28,392
Property and equipment, net	339,824	310,013	264,952	355,675	258,146	221,203	333,903
Total assets	$366,743	$330,372	$308,362	$382,430	$279,967	$213,628	$362,296

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,385	$4,842	$1,194	$1,020	$2,674	$3,674	$3,461
Tenant deposits	2,295	2,095	2,468	2,495	1,850	-	2,795
Due to (from) related parties	3,472	1,771	4,389	3,084	546	12,036	2,337
Total current liabilities	10,153	8,707	8,050	6,599	5,069	15,710	8,593
Bridge financing, related party	-	-	-	-	-	216,382	-
Total liabilities	10,153	8,707	8,050	6,599	5,069	232,092	8,593
Members’ equity (deficit)
Members’ capital	364,769	336,453	308,191	384,174	290,180	-	362,293
Accumulated deficit	(8,178)	(14,789)	(7,879)	(8,343)	(15,282)	(18,464)	(8,591)
Total members’ equity (deficit)	356,591	321,665	300,311	375,831	274,898	(18,464)	353,702
Total liabilities and members’ equity (deficit)	$366,743	$330,372	$308,362	$382,430	$279,967	$213,628	$362,296

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Gerald	Greengrove	Harold	Hawthorn	Holly	Humphreys	Hutchins
ASSETS
Current assets:
Cash	$14,870	$-	$19,543	$-	$25,918	$-	$-
Other receivables	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	3,211	-	3,069	(1,971)	4,551	(3,308)	-
Total current assets	18,081	-	22,611	(1,971)	30,469	(3,308)	-
Property and equipment, net	305,706	391,006	302,129	342,477	307,110	402,392	298,793
Total assets	$323,787	$391,006	$324,740	$340,506	$337,579	$399,084	$298,793

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,374	$3,848	$1,118	$2,778	$4,911	$9,176	$2,048
Tenant deposits	2,095	-	2,250	-	2,195	2,745	-
Due to (from) related parties	4,647	21,065	4,862	19,880	2,072	27,335	22,391
Total current liabilities	9,116	24,912	8,231	22,659	9,177	39,256	24,439
Bridge financing, related party	-	370,000	-	323,000	-	380,000	278,000
Total liabilities	9,116	394,912	8,231	345,659	9,177	419,256	302,439
Members’ equity (deficit)
Members’ capital	331,746	-	335,705	-	334,982	-	-
Accumulated deficit	(17,075)	(3,906)	(19,195)	(5,153)	(6,580)	(20,172)	(3,646)
Total members’ equity (deficit)	314,671	(3,906)	316,510	(5,153)	328,402	(20,172)	(3,646)
Total liabilities and members’ equity (deficit)	$323,787	$391,006	$324,740	$340,506	$337,579	$399,084	$298,793

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Jasmine	Jennie	Joyce	Kern	Kimble	Lavon	Lendrum
ASSETS
Current assets:
Cash	$8,925	$-	$-	$15,717	$-	$-	$1,894
Other receivables	95,010	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	4,818	335	(283)	6,001	(2,000)	-	4,215
Total current assets	108,754	335	(283)	21,718	(2,000)	-	6,109
Property and equipment, net	434,461	306,018	381,578	385,981	280,960	294,248	354,654
Total assets	$543,214	$306,353	$381,294	$407,699	$278,960	$294,248	$360,763

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$1,753	$9,109	$8,591	$1,051	$2,949	$2,045	$11,099
Tenant deposits	2,395	2,295	-	3,893	-	-	2,195
Due to (from) related parties	74,859	13,477	32,310	469	16,278	22,751	37,836
Total current liabilities	79,007	24,881	40,901	5,413	19,227	24,796	51,130
Bridge financing, related party	-	294,815	363,000	-	265,000	273,000	330,791
Total liabilities	79,007	319,696	403,901	5,413	284,227	297,796	381,921
Members’ equity (deficit)
Members’ capital	483,380	-	-	423,496	-	-	-
Accumulated deficit	(19,172)	(13,343)	(22,607)	(21,210)	(5,267)	(3,548)	(21,158)
Total members’ equity (deficit)	464,207	(13,343)	(22,607)	402,286	(5,267)	(3,548)	(21,158)
Total liabilities and members’ equity (deficit)	$543,214	$306,353	$381,294	$407,699	$278,960	$294,248	$360,763

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Lincoln	Monterey	Moraine	Mystic	Nicole	Oakmont	Olivia
ASSETS
Current assets:
Cash	$-	$18,463	$-	$12,965	$16,991	$1,824	$29,372
Other receivables	-	-	-	-	-	668	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	(172)	3,371	(280)	3,822	4,494	(129)	3,510
Total current assets	(172)	21,834	(280)	16,787	21,485	2,362	32,882
Property and equipment, net	302,969	289,579	226,291	299,685	296,510	296,529	307,900
Total assets	$302,797	$311,413	$226,011	$316,472	$317,995	$298,892	$340,782

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$4,273	$1,137	$3,966	$1,141	$2,940	$6,884	$1,922
Tenant deposits	-	1,750	-	2,195	2,345	1,950	2,295
Due to (from) related parties	22,723	5,461	22,233	2,689	2,734	28,623	1,059
Total current liabilities	26,995	8,348	26,199	6,025	8,019	37,457	5,275
Bridge financing, related party	281,893	-	213,000	-	-	276,673	-
Total liabilities	308,888	8,348	239,199	6,025	8,019	314,130	5,275
Members’ equity (deficit)
Members’ capital	-	314,854	-	325,614	310,868	-	347,129
Accumulated deficit	(6,091)	(11,789)	(13,188)	(15,168)	(892)	(15,238)	(11,623)
Total members’ equity (deficit)	(6,091)	303,065	(13,188)	310,447	309,976	(15,238)	335,506
Total liabilities and members’ equity (deficit)	$302,797	$311,413	$226,011	$316,472	$317,995	$298,892	$340,782

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Prakash	Rattler	Resolana	Rose	Ruby	Sachi	Salsa
ASSETS
Current assets:
Cash	$30,582	$-	$9,721	$23,253	$-	$18,531	$-
Other receivables	-	-	-	-	-	-	-
Due from related parties	-	-	-	3,524	-	-	-
Due from (to) third party property manager	2,325	1,821	4,020	4,989	(12,774)	4,501	2,200
Total current assets	32,907	1,821	13,741	31,766	(12,774)	23,031	2,200
Property and equipment, net	334,111	384,627	283,923	344,604	234,171	328,239	325,217
Total assets	$367,018	$386,448	$297,664	$376,370	$221,398	$351,270	$327,417

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,038	$12,269	$196	$3,701	$2,606	$3,674	$6,525
Tenant deposits	2,395	2,295	2,145	3,443	-	2,195	2,445
Due to (from) related parties	1,020	23,363	2,712	-	5,000	2,452	19,666
Total current liabilities	5,453	37,927	5,053	7,144	7,606	8,320	28,636
Bridge financing, related party	-	365,000	-	-	222,665	-	310,000
Total liabilities	5,453	402,927	5,053	7,144	230,271	8,320	338,636
Members’ equity (deficit)
Members’ capital	376,498	-	305,277	384,779	-	356,893	-
Accumulated deficit	(14,933)	(16,479)	(12,667)	(15,553)	(8,874)	(13,943)	(11,219)
Total members’ equity (deficit)	361,565	(16,479)	292,611	369,226	(8,874)	342,949	(11,219)
Total liabilities and members’ equity (deficit)	$367,018	$386,448	$297,664	$376,370	$221,398	$351,270	$327,417

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Sandridge	Sanford	Satjanon	Savannah	Shawnee	Skitt	Sonny
ASSETS
Current assets:
Cash	$19,097	$7,960	$27,026	$-	$23,791	$-	$14,362
Other receivables	-	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-	-
Due from (to) third party property manager	5,747	3,506	4,351	(255)	4,581	1,125	3,158
Total current assets	24,844	11,466	31,376	(255)	28,372	1,125	17,520
Property and equipment, net	328,274	172,472	371,840	375,568	309,682	418,176	281,843
Total assets	$353,118	$183,939	$403,216	$375,313	$338,054	$419,302	$299,363

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$5,015	$3,357	$4,594	$5,994	$2,323	$14,642	$1,120
Tenant deposits	3,743	1,995	2,495	-	2,195	2,295	1,895
Due to (from) related parties	3,021	1,862	2,189	24,899	1,836	34,952	2,684
Total current liabilities	11,780	7,214	9,278	30,893	6,354	51,890	5,698
Bridge financing, related party	-	-	-	353,000	-	391,315	-
Total liabilities	11,780	7,214	9,278	383,893	6,354	443,204	5,698
Members’ equity (deficit)
Members’ capital	355,315	178,124	401,432	-	335,795	-	304,588
Accumulated deficit	(13,976)	(1,399)	(7,494)	(8,581)	(4,095)	(23,903)	(10,923)
Total members’ equity (deficit)	341,338	176,725	393,938	(8,581)	331,700	(23,903)	293,665
Total liabilities and members’ equity (deficit)	$353,118	$183,939	$403,216	$375,313	$338,054	$419,302	$299,363

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Sullivan	Travis	Troxler	Tyner	Wendell	Westbury
ASSETS
Current assets:
Cash	$26,151	$-	$19,827	$17,679	$15,561	$13,952
Other receivables	-	-	-	-	-	-
Due from related parties	-	-	-	-	-	-
Due from (to) third party property manager	4,131	(11,110)	4,595	4,363	3,809	3,737
Total current assets	30,281	(11,110)	24,422	22,042	19,370	17,690
Property and equipment, net	311,352	348,726	297,691	414,755	292,345	282,198
Total assets	$341,634	$337,616	$322,114	$436,797	$311,716	$299,888

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$2,359	$5,856	$1,163	$2,676	$2,986	$4,509
Tenant deposits	2,345	-	2,445	3,693	2,245	2,045
Due to (from) related parties	2,849	18,828	1,939	4,609	2,359	5,664
Total current liabilities	7,553	24,684	5,547	10,978	7,590	12,218
Bridge financing, related party	-	323,000	-	-	-	-
Total liabilities	7,553	347,684	5,547	10,978	7,590	12,218
Members’ equity (deficit)
Members’ capital	338,272	-	322,890	433,832	310,409	308,172
Accumulated deficit	(4,191)	(10,068)	(6,323)	(8,013)	(6,284)	(20,501)
Total members’ equity (deficit)	334,080	(10,068)	316,566	425,818	304,125	287,671
Total liabilities and members’ equity (deficit)	$341,634	$337,616	$322,114	$436,797	$311,716	$299,888

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2025 (DERIVED FROM AUDITED FINANCIAL STATEMENTS)

	Westgate	Winnebago	Wizard	Zube	Consolidated
ASSETS
Current assets:
Cash	$22,924	$-	$20,018	$-	$794,598
Other receivables	-	-	-	-	95,678
Due from related parties	-	-	-	-	3,524
Due from (to) third party property manager	4,822	(584)	4,673	(1,528)	132,715
Total current assets	27,746	(584)	24,692	(1,528)	1,026,515
Property and equipment, net	332,666	357,723	324,599	304,665	21,429,764
Total assets	$360,412	$357,139	$349,291	$303,137	$22,456,279

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses	$3,388	$5,886	$3,177	$4,425	$268,744
Tenant deposits	2,795	-	2,795	-	126,425
Due to (from) related parties	3,372	27,883	2,773	30,000	800,077
Total current liabilities	9,555	33,769	8,745	34,425	1,195,245
Bridge financing, related party	-	332,965	-	274,879	8,213,884
Total liabilities	9,555	366,733	8,745	309,304	9,409,129
Members’ equity (deficit)
Members’ capital	356,768	-	347,459	-	13,764,544
Accumulated deficit	(5,910)	(9,594)	(6,913)	(6,167)	(717,395)
Total members’ equity (deficit)	350,857	(9,594)	340,546	(6,167)	13,047,149
Total liabilities and members’ equity (deficit)	$360,412	$357,139	$349,291	$303,137	$22,456,279

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	500	Allen	Annadale	Arcola	Arnold	Aurora	Beanery

Rental income	$14,370	$7,682	$12,735	$12,570	$13,390	$7,342	$10,495

Operating expenses:
Depreciation	5,947	4,158	4,837	4,131	4,098	5,085	4,143
Insurance	749	685	779	640	774	878	530
Management fees	485	688	420	420	420	376	425
Management fees, related party	1,692	1,210	1,648	1,496	1,577	371	420
Repairs & maintenance	135	1,897	-	-	68	410	105
Property taxes	1,564	1,331	1,037	1,803	1,489	1,990	1,100
Other operating expenses	3,484	3,301	1,328	1,620	1,408	3,196	3,353
Total operating expenses	14,056	13,270	10,048	10,109	9,833	12,306	10,076

Income (loss) from operations	314	(5,589)	2,687	2,461	3,557	(4,963)	420

Other expense
Interest expense	2,372	-	-	-	-	11,218	8,997
Total other expense	2,372	-	-	-	-	11,218	8,997

Net income (loss)	$(2,058)	$(5,589)	$2,687	$2,461	$3,557	$(16,182)	$(8,577)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Breckenridge	Bristol	Brownster	Cher	Chesterfield	Cole	Commodore

Rental income	$16,470	$14,520	$9,647	$10,575	$15,120	$8,880	$15,890

Operating expenses:
Depreciation	5,138	4,821	6,085	3,971	5,947	4,073	5,320
Insurance	859	807	797	706	574	680	760
Management fees	462	420	451	649	539	1,010	420
Management fees, related party	2,013	1,788	1,077	1,422	2,080	1,315	2,021
Repairs & maintenance	-	-	585	2,090	245	3,190	-
Property taxes	1,674	(2,175)	1,353	511	1,564	1,133	1,257
Other operating expenses	2,583	2,015	5,653	1,082	4,420	3,174	2,247
Total operating expenses	12,728	7,676	16,001	10,431	15,370	14,575	12,024

Income (loss) from operations	3,742	6,844	(6,354)	144	(250)	(5,695)	3,866

Other expense
Interest expense	-	-	7,483	-	2,137	-	-
Total other expense	-	-	7,483	-	2,137	-	-

Net income (loss)	$3,742	$6,844	$(13,836)	$144	$(2,386)	$(5,695)	$3,866

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Cordelia	Cranberry	Dan	Flintwood	Funderburk	Garnet	Gentry

Rental income	$13,890	$12,570	$5,839	$15,090	$9,250	$8,454	$15,173

Operating expenses:
Depreciation	4,813	4,349	3,653	5,029	3,555	3,026	4,702
Insurance	669	683	593	861	578	1,065	875
Management fees	948	463	815	547	571	607	541
Management fees, related party	1,756	1,531	1,073	1,897	1,170	726	1,820
Repairs & maintenance	3,099	770	2,851	1,236	703	727	-
Property taxes	1,621	(867)	853	2,494	238	982	1,226
Other operating expenses	1,828	2,177	1,565	1,050	1,740	5,532	3,613
Total operating expenses	14,735	9,106	11,404	13,113	8,556	12,666	12,776

Income (loss) from operations	(845)	3,464	(5,565)	1,977	694	(4,212)	2,397

Other expense
Interest expense	-	-	-	-	-	3,321	-
Total other expense	-	-	-	-	-	3,321	-

Net income (loss)	$(845)	$3,464	$(5,565)	$1,977	$694	$(7,533)	$2,397

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Gerald	Greengrove	Harold	Hawthorn	Holly	Humphreys	Hutchins

Rental income	$4,655	$2,374	$10,800	$9,514	$13,170	$14,532	$9,951

Operating expenses:
Depreciation	4,233	5,339	4,172	4,681	4,282	5,529	4,101
Insurance	661	813	708	691	647	773	601
Management fees	380	751	430	438	466	506	1,192
Management fees, related party	1,169	98	1,369	960	1,579	1,940	1,032
Repairs & maintenance	1,554	6,797	168	305	-	240	7,005
Property taxes	(145)	2,067	1,145	1,653	(1,297)	1,106	2,808
Other operating expenses	2,932	4,203	776	5,621	1,726	5,079	5,274
Total operating expenses	10,785	20,067	8,769	14,349	7,402	15,172	22,014

Income (loss) from operations	(6,130)	(17,693)	2,031	(4,835)	5,768	(640)	(12,063)

Other expense
Interest expense	-	11,825	-	6,007	-	1,990	4,266
Total other expense	-	11,825	-	6,007	-	1,990	4,266

Net income (loss)	$(6,130)	$(29,518)	$2,031	$(10,842)	$5,768	$(2,630)	$(16,329)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Jasmine	Jennie	Joyce	Kern	Kimble	Lavon	Lendrum

Rental income	$14,370	$13,770	$7,097	$15,570	$8,591	$5,307	$13,170

Operating expenses:
Depreciation	5,963	4,190	5,215	5,323	3,837	4,039	4,886
Insurance	388	777	788	885	1,245	642	341
Management fees	469	470	563	457	437	1,100	470
Management fees, related party	2,032	1,642	508	1,987	757	503	1,694
Repairs & maintenance	50	-	2,128	50	250	6,664	50
Property taxes	3,072	2,967	1,314	2,203	1,539	2,100	404
Other operating expenses	1,923	5,185	5,532	1,292	5,030	8,428	4,144
Total operating expenses	13,897	15,231	16,048	12,197	13,094	23,477	11,990

Income (loss) from operations	473	(1,461)	(8,951)	3,373	(4,503)	(18,169)	1,180

Other expense
Interest expense	-	1,118	11,535	-	4,833	6,457	717
Total other expense	-	1,118	11,535	-	4,833	6,457	717

Net income (loss)	$473	$(2,579)	$(20,486)	$3,373	$(9,336)	$(24,626)	$463

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Lincoln	Monterey	Moraine	Mystic	Nicole	Oakmont	Olivia

Rental income	$10,706	$10,980	$7,841	$12,100	$13,020	$11,700	$13,770

Operating expenses:
Depreciation	4,145	3,915	3,092	4,255	4,212	4,075	4,271
Insurance	793	706	498	679	587	591	701
Management fees	460	420	401	420	457	464	421
Management fees, related party	458	1,349	840	1,472	1,535	516	1,620
Repairs & maintenance	400	-	150	57	-	105	-
Property taxes	1,375	1,273	1,049	1,841	893	811	253
Other operating expenses	3,248	1,147	5,554	1,742	3,077	1,743	1,336
Total operating expenses	10,878	8,811	11,583	10,466	10,760	8,305	8,602

Income (loss) from operations	(172)	2,169	(3,742)	1,634	2,260	3,395	5,168

Other expense
Interest expense	9,009	-	2,115	-	-	8,841	-
Total other expense	9,009	-	2,115	-	-	8,841	-

Net income (loss)	$(9,182)	$2,169	$(5,858)	$1,634	$2,260	$(5,446)	$5,168

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Prakash	Rattler	Resolana	Rose	Ruby	Ruthie	Sachi

Rental income	$16,765	$13,770	$11,645	$13,770	$8,588	$-	$11,481

Operating expenses:
Depreciation	4,631	5,259	4,049	4,746	3,786	-	4,633
Insurance	833	777	515	361	1,028	188	746
Management fees	498	543	466	420	531	253	1,186
Management fees, related party	1,939	1,452	1,392	1,713	893	-	1,555
Repairs & maintenance	250	300	-	-	230	1,390	5,389
Property taxes	327	4,137	4,717	(196)	1,209	573	1,291
Other operating expenses	1,838	6,556	1,628	1,628	5,406	1,105	3,586
Total operating expenses	10,317	19,024	12,767	8,672	13,083	3,508	18,385

Income (loss) from operations	6,448	(5,254)	(1,122)	5,098	(4,495)	(3,508)	(6,904)

Other expense
Interest expense	-	5,036	-	-	2,211	1,679	-
Total other expense	-	5,036	-	-	2,211	1,679	-

Net income (loss)	$6,448	$(10,290)	$(1,122)	$5,098	$(6,706)	$(5,188)	$(6,904)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Salsa	Sambal	Sandridge	Sanford	Satjanon	Savannah	Shawnee

Rental income	$13,320	$-	$16,169	$10,019	$14,970	$11,760	$13,170

Operating expenses:
Depreciation	4,441	-	4,668	2,454	5,194	5,135	4,330
Insurance	729	78	650	423	686	3,474	688
Management fees	708	266	480	420	463	579	420
Management fees, related party	646	-	1,890	920	1,905	1,336	1,578
Repairs & maintenance	1,377	3,467	595	-	193	1,704	-
Property taxes	1,347	239	1,929	(125)	(1,140)	1,707	112
Other operating expenses	1,877	1,455	1,373	1,370	1,457	5,866	1,584
Total operating expenses	11,124	5,506	11,585	5,462	8,758	19,802	8,713

Income (loss) from operations	2,196	(5,506)	4,583	4,556	6,212	(8,042)	4,457

Other expense
Interest expense	9,907	224	-	-	-	4,016	-
Total other expense	9,907	224	-	-	-	4,016	-

Net income (loss)	$(7,711)	$(5,730)	$4,583	$4,556	$6,212	$(12,057)	$4,457

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Skitt	Sonny	Sophie	Spurgeon	Sullivan	Toren	Travis

Rental income	$13,770	$11,370	$-	$2,070	$8,480	$-	$12,429

Operating expenses:
Depreciation	5,773	3,971	-	702	4,411	-	5,349
Insurance	741	706	308	275	634	146	661
Management fees	523	420	165	364	647	684	445
Management fees, related party	1,518	1,346	-	96	1,373	-	1,438
Repairs & maintenance	155	-	1,770	2,454	2,660	5,684	45
Property taxes	(710)	1,809	1,052	839	1,216	447	130
Other operating expenses	5,489	662	1,681	2,887	2,461	1,027	6,922
Total operating expenses	13,488	8,915	4,976	7,616	13,402	7,988	14,989

Income (loss) from operations	282	2,455	(4,976)	(5,546)	(4,922)	(7,988)	(2,561)

Other expense
Interest expense	7,022	-	2,581	3,914	-	1,237	2,391
Total other expense	7,022	-	2,581	3,914	-	1,237	2,391

Net income (loss)	$(6,740)	$2,455	$(7,558)	$(9,459)	$(4,922)	$(9,224)	$(4,952)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Troxler	Tyner	Wendell	Westbury	Westgate

Rental income	$13,320	$14,170	$12,435	$11,250	$14,070

Operating expenses:
Depreciation	4,134	5,919	4,133	3,982	4,733
Insurance	640	597	634	686	807
Management fees	474	421	420	433	420
Management fees, related party	1,557	1,997	1,471	1,350	1,563
Repairs & maintenance	-	-	-	-	-
Property taxes	1,408	742	719	(1,587)	1,168
Other operating expenses	2,066	2,180	1,613	992	2,307
Total operating expenses	10,279	11,857	8,991	5,855	10,998

Income (loss) from operations	3,041	2,313	3,444	5,395	3,072

Other expense
Interest expense	-	-	-	-	-
Total other expense	-	-	-	-	-

Net income (loss)	$3,041	$2,313	$3,444	$5,395	$3,072

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Winnebago	Wizard	Zube	Consolidated

Rental income	$10,235	$14,070	$7,826	$773,861

Operating expenses:
Depreciation	4,905	4,589	4,153	300,714
Insurance	638	779	595	50,082
Management fees	625	420	585	37,128
Management fees, related party	458	1,701	756	89,001
Repairs & maintenance	346	-	(17)	72,075
Property taxes	1,302	862	1,380	77,516
Other operating expenses	3,793	1,138	6,104	209,414
Total operating expenses	12,067	9,489	13,555	835,930

Income (loss) from operations	(1,833)	4,581	(5,729)	(62,069)

Other expense
Interest expense	10,641	-	5,856	160,957
Total other expense	10,641	-	5,856	160,957

Net income (loss)	$(12,474)	$4,581	$(11,585)	$(223,026)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher

Rental income	$12,776	$12,570	$8,459	$12,720	$11,587	$12,145	$6,348

Operating expenses:
Depreciation	4,158	4,837	3,442	4,098	5,138	4,821	3,971
Insurance	672	768	560	775	843	810	674
Management fees	286	420	350	420	356	420	280
Management fees, related party	1,645	1,635	1,153	1,564	1,692	1,598	980
Repairs & maintenance	2,605	285	653	194	440	672	645
Property taxes	911	1,924	1,698	1,845	1,287	1,918	1,720
Other operating expenses	1,793	2,924	5,692	1,101	3,139	4,620	6,063
Total operating expenses	12,069	12,792	13,547	9,997	12,895	14,857	14,334

Income (loss) from operations	706	(222)	(5,089)	2,723	(1,309)	(2,712)	(7,986)

Other expense
Interest expense	-	-	3,159	-	-	-	2,435
Other income	-	-	-	-	-	-	-
Total other expense	-	-	3,159	-	-	-	2,435

Net income (loss)	$706	$(222)	$(8,248)	$2,723	$(1,309)	$(2,712)	$(10,421)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Cole	Commodore	Cordelia	Cranberry	Dan	Flintwood	Gentry

Rental income	$13,320	$15,570	$13,770	$7,730	$10,770	$14,870	$14,070

Operating expenses:
Depreciation	4,073	5,320	4,813	3,625	3,653	5,029	4,702
Insurance	732	714	620	567	555	928	864
Management fees	420	420	420	350	420	420	420
Management fees, related party	1,531	1,995	1,747	969	1,286	1,880	1,732
Repairs & maintenance	-	-	245	493	-	316	175
Property taxes	1,047	2,372	1,670	1,733	1,599	1,778	1,881
Other operating expenses	1,802	1,865	1,815	6,726	981	1,067	5,799
Total operating expenses	9,604	12,685	11,329	14,462	8,493	11,418	15,573

Income (loss) from operations	3,716	2,885	2,441	(6,732)	2,277	3,452	(1,503)

Other expense
Interest expense	-	-	-	4,806	-	-	1,958
Other income	-	-	-	-	-	-	-
Total other expense	-	-	-	4,806	-	-	1,958

Net income (loss)	$3,716	$2,885	$2,441	$(11,537)	$2,277	$3,452	$(3,460)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Gerald	Harold	Holly	Monterey	Mystic	Nicole	Olivia

Rental income	$11,220	$12,191	$7,375	$10,802	$11,820	$12,720	$7,803

Operating expenses:
Depreciation	4,233	4,172	2,855	3,915	4,255	4,212	2,135
Insurance	589	684	567	657	1,076	500	477
Management fees	420	350	280	420	420	420	280
Management fees, related party	1,436	1,575	1,104	1,382	1,450	1,511	344
Repairs & maintenance	89	391	575	-	95	-	3,730
Property taxes	1,797	1,785	1,444	1,806	1,694	433	1,156
Other operating expenses	2,271	2,327	6,651	1,711	1,738	2,114	3,171
Total operating expenses	10,834	11,284	13,475	9,891	10,727	9,190	11,293

Income (loss) from operations	386	907	(6,100)	911	1,093	3,530	(3,490)

Other expense
Interest expense	-	-	2,554	-	-	-	7,316
Other income	-	-	-	-	-	-	-
Total other expense	-	-	2,554	-	-	-	7,316

Net income (loss)	$386	$907	$(8,654)	$911	$1,093	$3,530	$(10,806)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon	Shawnee

Rental income	$8,063	$11,520	$13,170	$7,651	$9,270	$8,715	$8,157

Operating expenses:
Depreciation	2,316	4,049	4,633	4,668	2,454	2,597	2,887
Insurance	518	481	1,181	515	404	564	567
Management fees	280	420	420	420	420	280	280
Management fees, related party	365	1,382	1,645	1,406	860	1,169	1,072
Repairs & maintenance	3,670	-	659	3,710	-	1,039	400
Property taxes	1,255	1,049	1,200	1,864	987	1,378	1,443
Other operating expenses	3,624	1,146	3,460	4,562	1,283	8,801	6,776
Total operating expenses	12,028	8,527	13,197	17,146	6,407	15,828	13,425

Income (loss) from operations	(3,965)	2,993	(27)	(9,494)	2,863	(7,113)	(5,268)

Other expense
Interest expense	8,419	-	-	-	-	3,740	2,767
Other income	-	-	-	-	-	-	(5)
Total other expense	8,419	-	-	-	-	3,740	2,762

Net income (loss)	$(12,383)	$2,993	$(27)	$(9,494)	$2,863	$(10,853)	$(8,031)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sonny	Sullivan	Troxler	Tyner	Wendell

Rental income	$7,093	$12,720	$12,728	$13,920	$12,120

Operating expenses:
Depreciation	3,971	4,411	3,445	5,919	4,133
Insurance	708	563	561	586	605
Management fees	350	420	420	420	420
Management fees, related party	1,182	1,573	1,361	1,977	1,445
Repairs & maintenance	305	-	490	-	-
Property taxes	1,730	1,331	1,699	560	1,642
Other operating expenses	6,038	1,495	6,104	3,260	2,792
Total operating expenses	14,284	9,793	14,081	12,723	11,039

Income (loss) from operations	(7,191)	2,927	(1,353)	1,198	1,081

Other expense
Interest expense	1,663	-	2,033	-	-
Other income	-	-	-	-	-
Total other expense	1,663	-	2,033	-	-

Net income (loss)	$(8,854)	$2,927	$(3,386)	$1,198	$1,081

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Westbury	Westgate	Wizard	Consolidated

Rental income	$10,920	$9,258	$16,600	$402,540

Operating expenses:
Depreciation	3,982	4,733	4,589	146,240
Insurance	1,100	1,014	785	24,786
Management fees	420	286	420	13,667
Management fees, related party	1,324	1,490	1,903	50,360
Repairs & maintenance	835	2,035	35	24,781
Property taxes	1,687	1,143	1,825	54,290
Other operating expenses	1,539	1,468	1,556	119,271
Total operating expenses	10,886	12,169	11,114	433,394

Income (loss) from operations	34	(2,912)	5,486	(30,854)

Other expense
Interest expense	-	-	-	40,850
Other income	-	-	-	(5)
Total other expense	-	-	-	40,845

Net income (loss)	$34	$(2,912)	$5,486	$(71,699)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	500	Allen	Annadale	Arcola	Arnold	Aurora	Beanery	Breckenridge

Balance at January 1, 2026	$(12,552)	$300,624	$359,882	$313,442	$313,958	$(7,562)	$(7,451)	$374,677
Issuance of membership units, net of offering costs	424,264	-	-	-	-	-	-	-
Deemed contribution from manager	13,627	-	-	-	-	-	-	-
Distributions	(6,415)	(5,620)	(9,601)	(8,768)	(9,898)	-	-	(10,433)
Net income (loss)	(2,058)	(5,589)	2,687	2,461	3,557	(16,182)	(8,577)	3,742
Balance at June 30, 2026	$416,865	$289,416	$352,968	$307,135	$307,616	$(23,744)	$(16,028)	$367,986

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Bristol	Brownster	Cher	Chesterfield	Cole	Commodore	Cordelia	Cranberry

Balance at January 1, 2026	$357,215	$(15,538)	$295,483	$(9,074)	$300,131	$399,131	$356,591	$321,665
Issuance of membership units, net of offering costs	-	428,272	-	472,557	-	-	-	-
Deemed contribution from manager	-	7,460	-	6,262	-	-	-	-
Distributions	(9,986)	(1,804)	(5,900)	(6,687)	(6,741)	(11,989)	(10,358)	(8,411)
Net income (loss)	6,844	(13,836)	144	(2,386)	(5,695)	3,866	(845)	3,464
Balance at June 30, 2026	$354,074	$404,554	$289,728	$460,671	$287,696	$391,008	$345,388	$316,718

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Dan	Flintwood	Funderburk	Garnet	Gentry	Gerald	Greengrove	Harold

Balance at January 1, 2026	$300,311	$375,831	$274,898	$(18,464)	$353,702	$314,671	$(3,906)	$316,510
Issuance of membership units, net of offering costs	-	-	-	247,821	-	-	-	-
Deemed contribution from manager	-	-	-	3,830	-	-	-	-
Distributions	(2,489)	(11,553)	(5,921)	(2,437)	(9,965)	(2,715)	-	(7,192)
Net income (loss)	(5,565)	1,977	694	(7,533)	2,397	(6,130)	(29,518)	2,031
Balance at June 30, 2026	$292,258	$366,254	$269,671	$223,216	$346,135	$305,827	$(33,424)	$311,349

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Hawthorn	Holly	Humphreys	Hutchins	Jasmine	Jennie	Joyce	Kern

Balance at January 1, 2026	$(5,153)	$328,402	$(20,172)	$(3,646)	$464,207	$(13,343)	$(22,607)	$402,286
Issuance of membership units, net of offering costs	374,271	-	436,900	328,308	-	364,527	425,951	-
Deemed contribution from manager	5,950	-	8,269	10,688	-	4,844	15,322	-
Distributions	(2,830)	(9,776)	(6,561)	(2,443)	(9,941)	(7,744)	-	(10,124)
Net income (loss)	(10,842)	5,768	(2,630)	(16,329)	473	(2,579)	(20,486)	3,373
Balance at June 30, 2026	$361,396	$324,393	$415,806	$316,578	$454,740	$345,704	$398,181	$395,534

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Kimble	Lavon	Lendrum	Lincoln	Monterey	Moraine	Mystic	Nicole

Balance at January 1, 2026	$(5,267)	$(3,548)	$(21,158)	$(6,091)	$303,065	$(13,188)	$310,447	$309,976
Issuance of membership units, net of offering costs	311,415	324,547	388,612	-	-	252,987	-	-
Deemed contribution from manager	4,890	11,617	6,180	-	-	3,731	-	-
Distributions	(2,959)	-	(8,127)	-	(8,943)	(3,166)	(7,772)	(10,611)
Net income (loss)	(9,336)	(24,626)	463	(9,182)	2,169	(5,858)	1,634	2,260
Balance at June 30, 2026	$298,744	$307,990	$365,970	$(15,273)	$296,291	$234,506	$304,309	$301,625

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Oakmont	Olivia	Prakash	Rattler	Resolana	Rose	Ruby	Ruthie

Balance at January 1, 2026	$(15,238)	$335,506	$361,565	$(16,479)	$292,611	$369,226	$(8,874)	$-
Issuance of membership units, net of offering costs	-	-	-	423,055	-	-	255,025	-
Deemed contribution from manager	-	-	-	6,730	-	-	4,449	-
Distributions	-	(11,230)	(10,797)	(4,593)	(8,543)	(10,301)	(3,003)	-
Net income (loss)	(5,446)	5,168	6,448	(10,290)	(1,122)	5,098	(6,706)	(5,188)
Balance at June 30, 2026	$(20,684)	$329,444	$357,216	$398,423	$282,946	$364,023	$240,891	$(5,188)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sachi	Salsa	Sambal	Sandridge	Sanford	Satjanon	Savannah	Shawnee

Balance at January 1, 2026	$342,949	$(11,219)	$-	$341,338	$176,725	$393,938	$(8,581)	$331,700
Issuance of membership units, net of offering costs	-	-	-	-	-	-	409,920	-
Deemed contribution from manager	-	-	-	-	-	-	6,510	-
Distributions	(6,543)	-	-	(10,186)	(6,979)	(11,790)	(3,675)	(11,082)
Net income (loss)	(6,904)	(7,711)	(5,730)	4,583	4,556	6,212	(12,057)	4,457
Balance at June 30, 2026	$329,503	$(18,930)	$(5,730)	$335,736	$174,302	$388,360	$392,117	$325,075

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Skitt	Sonny	Sophie	Spurgeon	Sullivan	Toren	Travis	Troxler

Balance at January 1, 2026	$(23,903)	$293,665	$-	$-	$334,080	$-	$(10,068)	$316,566
Issuance of membership units, net of offering costs	456,514	-	-	-	-	-	376,853	-
Deemed contribution from manager	8,767	-	-	-	-	-	4,841	-
Distributions	(3,845)	(7,599)	-	-	(6,119)	-	(4,883)	(9,431)
Net income (loss)	(6,740)	2,455	(7,558)	(9,459)	(4,922)	(9,224)	(4,952)	3,041
Balance at June 30, 2026	$430,794	$288,520	$(7,558)	$(9,459)	$323,039	$(9,224)	$361,791	$310,176

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Tyner	Wendell	Westbury	Westgate	Winnebago	Wizard	Zube	Consolidated

Balance at January 1, 2026	$425,818	$304,125	$287,671	$350,857	$(9,594)	$340,546	$(6,167)	$13,047,149
Issuance of membership units, net of offering costs	-	-	-	-	-	-	334,037	7,035,834
Deemed contribution from manager	-	-	-	-	-	-	8,774	142,742
Distributions	(10,760)	(9,379)	(7,609)	(10,025)	-	(10,177)	(2,234)	(426,657)
Net income (loss)	2,313	3,444	5,395	3,072	(12,474)	4,581	(11,585)	(223,026)
Balance at June 30, 2026	$417,372	$298,191	$285,457	$343,904	$(22,068)	$334,950	$322,825	$19,576,042

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher

Balance at January 1, 2025	$312,720	$372,439	$(8,191)	$322,780	$385,044	$371,459	$(7,000)
Issuance of membership units, net of offering costs	-	-	335,520	-	-	-	313,904
Deemed contribution from manager	-	-	4,882	-	-	-	4,514
Distributions	(5,335)	(7,024)	(4,601)	(7,259)	(4,997)	(5,594)	(2,102)
Net income (loss)	706	(222)	(8,248)	2,723	(1,309)	(2,712)	(10,421)
Balance at June 30, 2025	$308,091	$365,193	$319,363	$318,244	$378,738	$363,153	$298,896

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Cole	Commodore	Cordelia	Cranberry	Dan	Flintwood	Gentry

Balance at January 1, 2025	$311,540	$412,184	$368,543	$(7,573)	$312,326	$390,196	$(6,879)
Issuance of membership units, net of offering costs	-	-	-	344,416	-	-	376,588
Deemed contribution from manager	-	-	-	5,658	-	-	-
Distributions	(8,858)	(9,166)	(8,051)	(3,945)	(7,324)	(9,934)	(7,362)
Net income (loss)	3,716	2,885	2,441	(11,537)	2,277	3,452	(3,460)
Balance at June 30, 2025	$306,398	$405,903	$362,932	$327,019	$307,279	$383,715	$358,887

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Gerald	Harold	Holly	Monterey	Mystic	Nicole	Olivia

Balance at January 1, 2025	$324,888	$326,741	$-	$315,403	$321,170	$322,632	$-
Issuance of membership units, net of offering costs	-	-	345,414	-	-	-	-
Deemed contribution from manager	-	-	2,554	-	-	-	-
Distributions	(5,615)	(4,449)	(2,873)	(7,717)	(6,856)	(10,029)	-
Net income (loss)	386	907	(8,654)	911	1,093	3,530	(10,806)
Balance at June 30, 2025	$319,659	$323,200	$336,440	$308,596	$315,407	$316,132	$(10,806)

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon	Shawnee

Balance at January 1, 2025	$-	$301,421	$353,964	$363,321	$183,713	$-	$-
Issuance of membership units, net of offering costs	-	-	594	-	-	411,841	346,620
Deemed contribution from manager	-	-	-	-	-	3,740	2,952
Distributions	-	(6,547)	(6,982)	(4,831)	(6,657)	(3,026)	(3,968)
Net income (loss)	(12,383)	2,993	(27)	(9,494)	2,863	(10,853)	(8,031)
Balance at June 30, 2025	$(12,383)	$297,868	$347,549	$348,995	$179,918	$401,702	$337,573

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sonny	Sullivan	Troxler	Tyner	Wendell

Balance at January 1, 2025	$(4,979)	$345,971	$(8,697)	$444,667	$314,646
Issuance of membership units, net of offering costs	314,102	-	335,889	-	-
Deemed contribution from manager	-	-	3,758	-	-
Distributions	(4,071)	(8,094)	(6,275)	(10,659)	(7,412)
Net income (loss)	(8,854)	2,927	(3,386)	1,198	1,081
Balance at June 30, 2025	$296,199	$340,804	$321,289	$435,205	$308,316

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Westbury	Westgate	Wizard	Consolidated

Balance at January 1, 2025	$302,142	$365,855	$351,179	$8,453,626
Issuance of membership units, net of offering costs	-	-	-	3,124,888
Deemed contribution from manager	-	-	-	28,059
Distributions	(6,403)	(6,163)	(7,623)	(217,802)
Net income (loss)	34	(2,912)	5,486	(71,699)
Balance at June 30, 2025	$295,772	$356,780	$349,043	$11,317,072

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	500	Allen	Annadale	Arcola	Arnold	Aurora

Cash Flows from Operating Activities:
Net income (loss)	$(2,058)	$(5,589)	$2,687	$2,461	$3,557	$(16,182)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,947	4,158	4,837	4,131	4,098	5,085
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,149)	(1,046)	(1,186)	(978)	(1,174)	(1,362)
Due from (to) third party property managers	-	3,221	(93)	(208)	(221)	(8,644)
Increase (decrease) in liabilities
Accrued expenses	(9,268)	(317)	(1,317)	1,431	1,204	12,308
Tenant deposits	-	-	-	-	-	2,645
Due to (from) related parties	7,370	2,086	2,456	2,157	(607)	10,363
Net cash provided by (used in) operating activities	842	2,512	7,383	8,993	6,857	4,212

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	(34,374)	-	-	-	-	-
Repayments of bridge financing, related party	(365,000)	-	-	-	-	(351,000)
Proceeds from bridge financing, related party	-	-	-	-	-	351,000
Net proceeds from the issuance of membership units	424,264	-	-	-	-	-
Contributions from manager	13,627	-	-	-	-	-
Distributions	(6,415)	(5,620)	(9,601)	(8,768)	(9,898)	-
Net cash provided by (used in) financing activities	32,102	(5,620)	(9,601)	(8,768)	(9,898)	-

Net change in cash	32,944	(3,107)	(2,218)	226	(3,041)	4,212
Cash at beginning of the period	2,772	13,112	22,812	17,326	16,924	-
Cash at end of the period	$35,715	$10,004	$20,595	$17,552	$13,883	$4,212

Cash paid for (refunded from) income taxes	$-	$1,039	$300	$644	$-	$-
Cash paid for interest expenses	$2,372	$-	$-	$-	$-	$11,218

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Beanery	Breckenridge	Bristol	Brownster	Cher	Chesterfield

Cash Flows from Operating Activities:
Net income (loss)	$(8,577)	$3,742	$6,844	$(13,836)	$144	$(2,386)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,143	5,138	4,821	6,085	3,971	5,947
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(882)	(1,306)	(1,229)	(1,217)	(1,072)	(961)
Due from (to) third party property managers	(1,688)	233	(323)	(19,446)	3,658	(1,632)
Increase (decrease) in liabilities
Accrued expenses	9,647	(196)	(3,995)	(2,947)	4,285	(5,483)
Tenant deposits	-	(1)	-	2,495	(2,345)	-
Due to (from) related parties	3,961	2,664	2,526	17,616	1,064	15,083
Net cash provided by (used in) operating activities	6,604	10,274	8,644	(11,251)	9,704	10,569

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	-	-	(34,992)	-	(40,329)
Repayments of bridge financing, related party	(281,506)	-	-	(370,000)	-	(408,000)
Proceeds from bridge financing, related party	281,506	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	428,272	-	472,557
Contributions from manager	-	-	-	7,460	-	6,262
Distributions	-	(10,433)	(9,986)	(1,804)	(5,900)	(6,687)
Net cash provided by (used in) financing activities	-	(10,433)	(9,986)	28,936	(5,900)	23,803

Net change in cash	6,604	(159)	(1,342)	17,685	3,805	34,372
Cash at beginning of the period	-	19,470	22,202	-	16,303	-
Cash at end of the period	$6,604	$19,312	$20,859	$17,685	$20,108	$34,372

Cash paid for (refunded from) income taxes	$400	$1,199	$1,156	$200	$-	$-
Cash paid for interest expenses	$8,997	$-	$-	$7,483	$-	$2,137

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Cole	Commodore	Cordelia	Cranberry	Dan	Flintwood

Cash Flows from Operating Activities:
Net income (loss)	$(5,695)	$3,866	$(845)	$3,464	$(5,565)	$1,977
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,073	5,320	4,813	4,349	3,653	5,029
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,038)	(1,159)	(1,022)	(1,043)	(903)	(1,309)
Due from (to) third party property managers	4,596	1,057	(288)	(63)	190	632
Increase (decrease) in liabilities
Accrued expenses	(547)	(1,481)	(1,974)	(3,089)	450	2,266
Tenant deposits	(2,445)	-	-	-	(773)	-
Due to (from) related parties	1,989	2,506	2,305	2,753	305	2,686
Net cash provided by (used in) operating activities	933	10,108	2,989	6,372	(2,642)	11,282

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	-	-	-	-	-
Repayments of bridge financing, related party	-	-	-	-	-	-
Proceeds from bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Contributions from manager	-	-	-	-	-	-
Distributions	(6,741)	(11,989)	(10,358)	(8,411)	(2,489)	(11,553)
Net cash provided by (used in) financing activities	(6,741)	(11,989)	(10,358)	(8,411)	(2,489)	(11,553)

Net change in cash	(5,807)	(1,881)	(7,369)	(2,039)	(5,130)	(271)
Cash at beginning of the period	16,753	27,602	22,465	16,301	40,117	21,974
Cash at end of the period	$10,946	$25,721	$15,096	$14,262	$34,986	$21,703

Cash paid for (refunded from) income taxes	$1,018	$(21)	$1,151	$1,073	$-	$-
Cash paid for interest expenses	$-	$-	$-	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Funderburk	Garnet	Gentry	Gerald	Greengrove	Harold

Cash Flows from Operating Activities:
Net income (loss)	$694	$(7,533)	$2,397	$(6,130)	$(29,518)	$2,031
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,555	3,026	4,702	4,233	5,339	4,172
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(942)	(1,542)	(1,331)	(1,005)	(1,202)	(1,076)
Due from (to) third party property managers	3,670	(10,633)	(252)	1,073	(3,449)	(841)
Increase (decrease) in liabilities
Accrued expenses	193	(1,318)	(1,445)	(503)	12,984	818
Tenant deposits	(1,850)	1,595	-	(245)	2,095	-
Due to (from) related parties	1,948	16,989	2,654	(25)	14,743	(24)
Net cash provided by (used in) operating activities	7,268	585	6,725	(2,603)	991	5,079

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	(25,661)	-	-	-	-
Repayments of bridge financing, related party	-	(216,382)	-	-	(370,000)	-
Proceeds from bridge financing, related party	-	-	-	-	370,000	-
Net proceeds from the issuance of membership units	-	247,821	-	-	-	-
Contributions from manager	-	3,830	-	-	-	-
Distributions	(5,921)	(2,437)	(9,965)	(2,715)	-	(7,192)
Net cash provided by (used in) financing activities	(5,921)	7,171	(9,965)	(2,715)	-	(7,192)

Net change in cash	1,347	7,755	(3,240)	(5,317)	991	(2,112)
Cash at beginning of the period	18,152	-	23,396	14,870	-	19,543
Cash at end of the period	$19,499	$7,755	$20,157	$9,552	$991	$17,430

Cash paid for (refunded from) income taxes	$-	$-	$1,136	$-	$200	$-
Cash paid for interest expenses	$-	$3,321	$-	$-	$11,825	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Hawthorn	Holly	Humphreys	Hutchins	Jasmine	Jennie

Cash Flows from Operating Activities:
Net income (loss)	$(10,842)	$5,768	$(2,630)	$(16,329)	$473	$(2,579)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,681	4,282	5,529	4,101	5,963	4,190
(Increase) decrease in assets
Other receivables	-	-	-	-	95,010	-
Prepaid expenses	(1,097)	(989)	(1,255)	(1,012)	(946)	(1,258)
Due from (to) third party property managers	(6,591)	372	(8,509)	(4,118)	190	(3,570)
Increase (decrease) in liabilities
Accrued expenses	(58)	(2,110)	(5,905)	1,827	634	(5,865)
Tenant deposits	2,545	-	-	2,195	-	-
Due to (from) related parties	13,892	2,070	12,376	20,819	(71,832)	17,452
Net cash provided by (used in) operating activities	2,531	9,392	(394)	7,484	29,493	8,370

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	(30,797)	-	(36,270)	(41,146)	-	(28,182)
Repayments of bridge financing, related party	(323,000)	-	(380,000)	(278,000)	-	(294,815)
Proceeds from bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	374,271	-	436,900	328,308	-	364,527
Contributions from manager	5,950	-	8,269	10,688	-	4,844
Distributions	(2,830)	(9,776)	(6,561)	(2,443)	(9,941)	(7,744)
Net cash provided by (used in) financing activities	23,594	(9,776)	22,339	17,407	(9,941)	38,629

Net change in cash	26,124	(384)	21,945	24,891	19,553	46,999
Cash at beginning of the period	-	25,918	-	-	8,925	-
Cash at end of the period	$26,124	$25,534	$21,945	$24,891	$28,478	$46,999

Cash paid for (refunded from) income taxes	$-	$208	$400	$-	$400	$-
Cash paid for interest expenses	$6,007	$-	$1,990	$4,266	$-	$1,118

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Joyce	Kern	Kimble	Lavon	Lendrum	Lincoln

Cash Flows from Operating Activities:
Net income (loss)	$(20,486)	$3,373	$(9,336)	$(24,626)	$463	$(9,182)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,215	5,323	3,837	4,039	4,886	4,145
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,305)	(1,439)	(1,806)	(1,072)	(835)	(977)
Due from (to) third party property managers	(3,506)	(404)	(5,785)	(3,560)	(58)	(4,389)
Increase (decrease) in liabilities
Accrued expenses	(3,097)	1,989	(342)	1,123	(8,086)	9,602
Tenant deposits	2,195	(1)	1,895	2,095	-	2,245
Due to (from) related parties	23,175	2,916	14,514	19,514	(238)	5,517
Net cash provided by (used in) operating activities	2,191	11,756	2,977	(2,486)	(3,869)	6,961

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	(33,801)	-	(27,013)	(39,461)	(32,519)	-
Repayments of bridge financing, related party	(726,000)	-	(265,000)	(273,000)	(330,791)	(281,893)
Proceeds from bridge financing, related party	363,000	-	-	-	-	281,893
Net proceeds from the issuance of membership units	425,951	-	311,415	324,547	388,612	-
Contributions from manager	15,322	-	4,890	11,617	6,180	-
Distributions	-	(10,124)	(2,959)	-	(8,127)	-
Net cash provided by (used in) financing activities	44,472	(10,124)	21,333	23,703	23,355	-

Net change in cash	46,663	1,632	24,310	21,217	19,486	6,961
Cash at beginning of the period	-	15,717	-	-	1,894	-
Cash at end of the period	$46,663	$17,349	$24,310	$21,217	$21,380	$6,961

Cash paid for (refunded from) income taxes	$-	$-	$-	$-	$500	$400
Cash paid for interest expenses	$11,535	$-	$4,833	$6,457	$717	$9,009

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Monterey	Moraine	Mystic	Nicole	Oakmont	Olivia

Cash Flows from Operating Activities:
Net income (loss)	$2,169	$(5,858)	$1,634	$2,260	$(5,446)	$5,168
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,915	3,092	4,255	4,212	4,075	4,271
(Increase) decrease in assets
Other receivables	-	-	-	-	668	-
Prepaid expenses	(1,072)	(776)	(1,249)	(899)	(980)	(1,070)
Due from (to) third party property managers	303	(3,955)	331	198	(3,959)	(970)
Increase (decrease) in liabilities
Accrued expenses	944	(1,493)	1,494	(1,256)	9,243	(79)
Tenant deposits	-	2,095	-	-	-	-
Due to (from) related parties	(339)	10,725	2,421	1,970	3,738	2,232
Net cash provided by (used in) operating activities	5,919	3,830	8,887	6,485	7,339	9,551

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	-
Net cash provided by (used in) investing activities	-	-	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	(31,247)	-	-	-	-
Repayments of bridge financing, related party	-	(213,000)	-	-	(276,673)	-
Proceeds from bridge financing, related party	-	-	-	-	276,673	-
Net proceeds from the issuance of membership units	-	252,987	-	-	-	-
Contributions from manager	-	3,731	-	-	-	-
Distributions	(8,943)	(3,166)	(7,772)	(10,611)	-	(11,230)
Net cash provided by (used in) financing activities	(8,943)	9,305	(7,772)	(10,611)	-	(11,230)

Net change in cash	(3,024)	13,135	1,115	(4,126)	7,339	(1,679)
Cash at beginning of the period	18,463	-	12,965	16,991	1,824	29,372
Cash at end of the period	$15,439	$13,135	$14,080	$12,865	$9,163	$27,693

Cash paid for (refunded from) income taxes	$-	$-	$200	$1,042	$400	$400
Cash paid for interest expenses	$-	$2,115	$-	$-	$8,841	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Prakash	Rattler	Resolana	Rose	Ruby	Ruthie

Cash Flows from Operating Activities:
Net income (loss)	$6,448	$(10,290)	$(1,122)	$5,098	$(6,706)	$(5,188)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,631	5,259	4,049	4,746	3,786	-
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,266)	(1,203)	(790)	(896)	(1,549)	-
Due from (to) third party property managers	(2,375)	(2,314)	(1,517)	(648)	(16,031)	-
Increase (decrease) in liabilities
Accrued expenses	81	(7,962)	2,432	(1,756)	(218)	4,080
Tenant deposits	-	-	-	(1)	1,695	-
Due to (from) related parties	2,667	17,914	1,865	6,962	23,274	3,816
Net cash provided by (used in) operating activities	10,186	1,403	4,917	13,507	4,251	2,709

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	(2,709)
Net cash provided by (used in) investing activities	-	-	-	-	-	(2,709)

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	(34,945)	-	-	(25,625)	-
Repayments of bridge financing, related party	-	(365,000)	-	-	(222,665)	-
Proceeds from bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	423,055	-	-	255,025	-
Contributions from manager	-	6,730	-	-	4,449	-
Distributions	(10,797)	(4,593)	(8,543)	(10,301)	(3,003)	-
Net cash provided by (used in) financing activities	(10,797)	25,247	(8,543)	(10,301)	8,181	-

Net change in cash	(611)	26,650	(3,626)	3,206	12,432	-
Cash at beginning of the period	30,582	-	9,721	23,253	-	-
Cash at end of the period	$29,971	$26,650	$6,096	$26,459	$12,432	$-

Cash paid for (refunded from) income taxes	$400	$-	$-	$400	$-	$-
Cash paid for interest expenses	$-	$5,036	$-	$-	$2,211	$1,679

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$6,835
Acquisition of property	$-	$-	$-	$-	$-	$280,375
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$273,540

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sachi	Salsa	Sambal	Sandridge	Sanford	Satjanon

Cash Flows from Operating Activities:
Net income (loss)	$(6,904)	$(7,711)	$(5,730)	$4,583	$4,556	$6,212
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,633	4,441	-	4,668	2,454	5,194
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(1,138)	(1,131)	-	(992)	(652)	(1,048)
Due from (to) third party property managers	(1,512)	(1,550)	-	(878)	(371)	0
Increase (decrease) in liabilities
Accrued expenses	(1,592)	10,950	4,816	(2,295)	(639)	(2,845)
Tenant deposits	100	-	-	(1)	-	-
Due to (from) related parties	2,404	4,096	2,825	2,241	1,409	2,378
Net cash provided by (used in) operating activities	(4,009)	9,095	1,912	7,327	6,757	9,891

Cash Flows from Investing Activities:
Property improvements	-	-	(1,912)	-	-	-
Net cash provided by (used in) investing activities	-	-	(1,912)	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	-	-	-	-	-
Repayments of bridge financing, related party	-	(310,000)	-	-	-	-
Proceeds from bridge financing, related party	-	310,000	-	-	-	-
Net proceeds from the issuance of membership units	-	-	-	-	-	-
Contributions from manager	-	-	-	-	-	-
Distributions	(6,543)	-	-	(10,186)	(6,979)	(11,790)
Net cash provided by (used in) financing activities	(6,543)	-	-	(10,186)	(6,979)	(11,790)

Net change in cash	(10,552)	9,095	-	(2,859)	(222)	(1,899)
Cash at beginning of the period	18,531	-	-	19,097	7,960	27,026
Cash at end of the period	$7,979	$9,095	$-	$16,238	$7,738	$25,127

Cash paid for (refunded from) income taxes	$300	$200	$-	$180	$-	$400
Cash paid for interest expenses	$-	$9,907	$224	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$13,254	$-	$-	$-
Acquisition of property	$-	$-	$261,254	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$-	$248,000	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Savannah	Shawnee	Skitt	Sonny	Sophie	Spurgeon

Cash Flows from Operating Activities:
Net income (loss)	$(12,057)	$4,457	$(6,740)	$2,455	$(7,558)	$(9,459)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	5,135	4,330	5,773	3,971	-	702
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(4,278)	(1,051)	(1,208)	(1,072)	-	-
Due from (to) third party property managers	(4,656)	414	(3,509)	(495)	-	(2,864)
Increase (decrease) in liabilities
Accrued expenses	(2,885)	(229)	(12,532)	1,480	5,947	6,273
Tenant deposits	2,745	-	-	-	-	2,245
Due to (from) related parties	14,974	2,223	24,197	1,473	7,041	5,869
Net cash provided by (used in) operating activities	(1,022)	10,144	5,980	7,812	5,430	2,764

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	(5,430)	(2,764)
Net cash provided by (used in) investing activities	-	-	-	-	(5,430)	(2,764)

Cash Flows from Financing Activities:
Repayments of amounts due to related party	(32,593)	-	(37,823)	-	-	-
Repayments of bridge financing, related party	(353,000)	-	(391,315)	-	-	-
Proceeds from bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	409,920	-	456,514	-	-	-
Contributions from manager	6,510	-	8,767	-	-	-
Distributions	(3,675)	(11,082)	(3,845)	(7,599)	-	-
Net cash provided by (used in) financing activities	27,162	(11,082)	32,299	(7,599)	-	-

Net change in cash	26,140	(938)	38,279	213	-	-
Cash at beginning of the period	-	23,791	-	14,362	-	-
Cash at end of the period	$26,140	$22,853	$38,279	$14,574	$-	$-

Cash paid for (refunded from) income taxes	$-	$-	$400	$-	$-	$-
Cash paid for interest expenses	$4,016	$-	$7,022	$-	$2,581	$3,914

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$3,399	$16,000
Acquisition of property	$-	$-	$-	$-	$450,171	$305,000
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$446,772	$289,000

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Sullivan	Toren	Travis	Troxler	Tyner	Wendell

Cash Flows from Operating Activities:
Net income (loss)	$(4,922)	$(9,224)	$(4,952)	$3,041	$2,313	$3,444
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,411	-	5,349	4,134	5,919	4,133
(Increase) decrease in assets
Other receivables	-	-	-	-	-	-
Prepaid expenses	(969)	-	(1,054)	(978)	(914)	(969)
Due from (to) third party property managers	4,131	-	(16,045)	20	(1,718)	(702)
Increase (decrease) in liabilities
Accrued expenses	565	4,055	(4,297)	1,036	(1,143)	(1,349)
Tenant deposits	(2,345)	-	2,795	-	-	-
Due to (from) related parties	2,060	6,968	14,411	2,098	2,343	2,097
Net cash provided by (used in) operating activities	2,929	1,798	(3,793)	9,350	6,801	6,654

Cash Flows from Investing Activities:
Property improvements	-	(1,798)	-	-	-	-
Net cash provided by (used in) investing activities	-	(1,798)	-	-	-	-

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	-	(30,848)	-	-	-
Repayments of bridge financing, related party	-	-	(323,000)	-	-	-
Proceeds from bridge financing, related party	-	-	-	-	-	-
Net proceeds from the issuance of membership units	-	-	376,853	-	-	-
Contributions from manager	-	-	4,841	-	-	-
Distributions	(6,119)	-	(4,883)	(9,431)	(10,760)	(9,379)
Net cash provided by (used in) financing activities	(6,119)	-	22,963	(9,431)	(10,760)	(9,379)

Net change in cash	(3,190)	-	19,170	(80)	(3,958)	(2,725)
Cash at beginning of the period	26,151	-	-	19,827	17,679	15,561
Cash at end of the period	$22,961	$-	$19,170	$19,747	$13,720	$12,836

Cash paid for (refunded from) income taxes	$1,079	$-	$-	$646	$1,338	$1,032
Cash paid for interest expenses	$-	$1,237	$2,391	$-	$-	$-

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$9,230	$-	$-	$-	$-
Acquisition of property	$-	$223,310	$-	$-	$-	$-
Bridge financing, related party for acquisition of property	$-	$214,080	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Westbury	Westgate	Winnebago	Wizard	Zube	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$5,395	$3,072	$(12,474)	$4,581	$(11,585)	$(223,026)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	3,982	4,733	4,905	4,589	4,153	300,714
(Increase) decrease in assets
Other receivables	-	-	-	-	-	95,678
Prepaid expenses	(1,042)	(1,229)	(1,061)	(1,186)	(944)	(75,786)
Due from (to) third party property managers	(202)	(236)	(4,903)	(377)	(5,274)	(141,042)
Increase (decrease) in liabilities
Accrued expenses	(1,929)	(1,429)	11,564	(1,397)	(1,680)	17,370
Tenant deposits	-	-	2,245	-	2,045	27,961
Due to (from) related parties	(1,400)	2,343	7,465	2,428	7,263	372,188
Net cash provided by (used in) operating activities	4,803	7,254	7,741	8,638	(6,023)	374,057

Cash Flows from Investing Activities:
Property improvements	-	-	-	-	-	(14,613)
Net cash provided by (used in) investing activities	-	-	-	-	-	(14,613)

Cash Flows from Financing Activities:
Repayments of amounts due to related party	-	-	-	-	(32,781)	(630,407)
Repayments of bridge financing, related party	-	-	(332,965)	-	(274,879)	(8,576,884)
Proceeds from bridge financing, related party	-	-	332,965	-	-	2,567,036
Net proceeds from the issuance of membership units	-	-	-	-	334,037	7,035,834
Contributions from manager	-	-	-	-	8,774	142,742
Distributions	(7,609)	(10,025)	-	(10,177)	(2,234)	(426,657)
Net cash provided by (used in) financing activities	(7,609)	(10,025)	-	(10,177)	32,917	111,664

Net change in cash	(2,806)	(2,771)	7,741	(1,539)	26,894	471,108
Cash at beginning of the period	13,952	22,924	-	20,018	-	794,598
Cash at end of the period	$11,147	$20,153	$7,741	$18,480	$26,894	$1,265,706

Cash paid for (refunded from) income taxes	$-	$1,133	$300	$300	$-	$21,565
Cash paid for interest expenses	$-	$-	$10,641	$-	$5,856	$160,957

Supplemental disclosure of non-cash financing activities:
Advance from manager for acquisition of property	$-	$-	$-	$-	$-	$48,718
Acquisition of property	$-	$-	$-	$-	$-	$1,520,110
Bridge financing, related party for acquisition of property	$-	$-	$-	$-	$-	$1,471,392

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Allen	Annadale	Arcola	Arnold	Breckenridge	Bristol	Cher

Cash Flows from Operating Activities:
Net income (loss)	$706	$(222)	$(8,248)	$2,723	$(1,309)	$(2,712)	$(10,421)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,158	4,837	3,442	4,098	5,138	4,821	3,971
(Increase) decrease in assets
Prepaid expenses	448	(0)	-	0	562	-	-
Due from (to) third party property managers	2,418	(4,435)	(9,463)	(793)	2,634	(6,108)	(4,252)
Increase (decrease) in liabilities
Accrued expenses	(3,223)	691	(1,195)	189	(3,123)	480	(1,984)
Tenant deposits	-	-	4,190	-	-	3,843	2,345
Due to (from) related parties	902	5,629	(11,047)	28	730	3,847	319
Net cash provided by (used in) operating activities	5,409	6,500	(22,321)	6,245	4,632	4,171	(10,023)

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(14,661)	-	-	-	(8,994)
Repayments of bridge financing, related party	-	-	(295,415)	-	-	-	(285,121)
Net proceeds from the issuance of membership units	-	-	335,520	-	-	-	313,904
Distributions	(5,335)	(7,024)	(4,601)	(7,259)	(4,997)	(5,594)	(2,102)
Net cash provided by (used in) financing activities	(5,335)	(7,024)	35,504	(7,259)	(4,997)	(5,594)	26,681
Net change in cash	74	(524)	13,182	(1,014)	(365)	(1,423)	16,658
Cash at beginning of the period	18,165	23,407	-	18,401	21,972	25,453	-
Cash at end of the period	$18,239	$22,882	$13,182	$17,387	$21,608	$24,030	$16,658

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$8,186	$12,570	$8,459	$12,570	$11,368	$12,014	$6,165

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-	$-
Deemed contributions from manager	$-	$-	$4,882	$-	$-	$-	$4,514

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Cole	Commodore	Cordelia	Cranberry	Dan	Flintwood	Gentry

Cash Flows from Operating Activities:
Net income (loss)	$3,716	$2,885	$2,441	$(11,537)	$2,277	$3,452	$(3,460)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,073	5,320	4,813	3,625	3,653	5,029	4,702
(Increase) decrease in assets
Prepaid expenses	-	-	-	-	370	(0)	-
Due from (to) third party property managers	(171)	(281)	(95)	(4,060)	(656)	(231)	(2,724)
Increase (decrease) in liabilities
Accrued expenses	(3,479)	(3,037)	(3,814)	(2,512)	(1,181)	(346)	(3,547)
Tenant deposits	-	-	-	2,095	-	-	-
Due to (from) related parties	(520)	9,443	8,330	(16,040)	1,500	1,761	(16,333)
Net cash provided by (used in) operating activities	3,620	14,330	11,675	(28,430)	5,963	9,665	(21,362)

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	(27,537)	-	-	(25,570)
Repayments of bridge financing, related party	-	-	-	(295,750)	-	-	(324,000)
Net proceeds from the issuance of membership units	-	-	-	344,416	-	-	376,588
Distributions	(8,858)	(9,166)	(8,051)	(3,945)	(7,324)	(9,934)	(7,362)
Net cash provided by (used in) financing activities	(8,858)	(9,166)	(8,051)	44,721	(7,324)	(9,934)	45,226
Net change in cash	(5,238)	5,164	3,624	16,292	(1,361)	(269)	23,864
Cash at beginning of the period	23,775	23,132	19,134	-	44,522	27,294	-
Cash at end of the period	$18,537	$28,297	$22,758	$16,292	$43,161	$27,025	$23,864

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$13,170	$15,570	$13,770	$7,730	$9,870	$14,870	$13,770

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-
Acquisition of property	$-	$-	$-	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$-	$-
Deemed contributions from manager	$-	$-	$-	$5,658	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Gerald	Harold	Holly	Monterey	Mystic	Nicole	Olivia

Cash Flows from Operating Activities:
Net income (loss)	$386	$907	$(8,654)	$911	$1,093	$3,530	$(10,806)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,233	4,172	2,855	3,915	4,255	4,212	2,135
(Increase) decrease in assets
Prepaid expenses	-	0	-	438	0	-	-
Due from (to) third party property managers	(380)	1,812	(4,214)	(116)	(104)	(144)	(2,170)
Increase (decrease) in liabilities
Accrued expenses	49	98	2,978	(820)	339	(3,661)	10,330
Tenant deposits	-	-	2,195	-	-	-	-
Due to (from) related parties	(3,434)	856	(15,778)	3,556	(477)	157	2,735
Net cash provided by (used in) operating activities	853	7,845	(20,617)	7,884	5,106	4,094	2,225

Cash flows from financing activities
Repayments of amounts due to related party	-	-	(20,027)	-	-	-	-
Repayments of bridge financing, related party	-	-	(299,000)	-	-	-	-
Net proceeds from the issuance of membership units	-	-	345,414	-	-	-	-
Distributions	(5,615)	(4,449)	(2,873)	(7,717)	(6,856)	(10,029)	-
Net cash provided by (used in) financing activities	(5,615)	(4,449)	43,540	(7,717)	(6,856)	(10,029)	-
Net change in cash	(4,762)	3,396	22,923	166	(1,749)	(5,935)	2,225
Cash at beginning of the period	19,932	21,294	-	20,574	17,989	24,022	-
Cash at end of the period	$15,170	$24,690	$22,923	$20,740	$16,240	$18,087	$2,225

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$11,070	$8,401	$7,375	$10,802	$11,670	$12,570	$7,803

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$20,027	$-	$-	$-	$-
Acquisition of property	$-	$-	$314,990	$-	$-	$-	$-
Bridge financing, related party	$-	$-	$299,000	$-	$-	$-	$-
Deemed contributions from manager	$-	$-	$2,554	$-	$-	$-	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Prakash	Resolana	Sachi	Sandridge	Sanford	Satjanon	Shawnee	Sonny

Cash Flows from Operating Activities:
Net income (loss)	$(12,383)	$2,993	$(27)	$(9,494)	$2,863	$(10,853)	$(8,031)	$(8,854)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	2,316	4,049	4,633	4,668	2,454	2,597	2,887	3,971
(Increase) decrease in assets
Prepaid expenses	-	321	-	0	269	-	-	-
Due from (to) third party property managers	(4,665)	(133)	(4,071)	5,147	(232)	(4,932)	(4,207)	(3,654)
Increase (decrease) in liabilities
Accrued expenses	11,945	(2,444)	(104)	(868)	(1,747)	3,039	3,066	(2,389)
Tenant deposits	2,395	-	-	(4,990)	-	2,495	2,195	1,895
Due to (from) related parties	2,717	3,830	4,238	3,939	2,128	(23,580)	(19,011)	(1,576)
Net cash provided by (used in) operating activities	2,325	8,616	4,669	(1,597)	5,735	(31,234)	(23,101)	(10,606)

Cash flows from financing activities
Repayments of amounts due to related party	-	-	-	-	-	(33,318)	(26,053)	(8,974)
Repayments of bridge financing, related party	-	-	-	-	-	(352,032)	(295,216)	(285,141)
Net proceeds from the issuance of membership units	-	-	594	-	-	411,841	346,620	314,102
Distributions	-	(6,547)	(6,982)	(4,831)	(6,657)	(3,026)	(3,968)	(4,071)
Net cash provided by (used in) financing activities	-	(6,547)	(6,388)	(4,831)	(6,657)	56,784	47,436	24,890
Net change in cash	2,325	2,069	(1,718)	(6,428)	(922)	25,549	24,335	14,284
Cash at beginning of the period	-	9,989	19,946	26,649	9,222	-	-	-
Cash at end of the period	$2,325	$12,058	$18,227	$20,221	$8,300	$25,549	$24,335	$14,284

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$8,063	$11,370	$13,170	$7,651	$8,970	$8,715	$8,157	$7,093

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$33,318	$26,053	$-
Acquisition of property	$-	$-	$-	$-	$-	$375,920	$314,900	$-
Bridge financing, related party	$-	$-	$-	$-	$-	$352,032	$295,216	$-
Deemed contributions from manager	$-	$-	$-	$-	$-	$3,740	$2,952	$-

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING STATEMENT OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Sullivan	Troxler	Tyner	Wendell	Westbury	Westgate	Wizard	Consolidated

Cash Flows from Operating Activities:
Net income (loss)	$2,927	$(3,386)	$1,198	$1,081	$34	$(2,912)	$5,486	$(71,699)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	4,411	3,445	5,919	4,133	3,982	4,733	4,589	146,240
(Increase) decrease in assets
Prepaid expenses	-	-	391	-	-	-	-	2,799
Due from (to) third party property managers	(107)	(4,595)	28	(3,259)	(2,684)	2,641	(3,106)	(61,360)
Increase (decrease) in liabilities
Accrued expenses	(2,611)	(4,458)	(4,336)	165	796	(3,642)	378	(19,975)
Tenant deposits	-	2,445	-	-	-	-	-	21,103
Due to (from) related parties	6,209	(4,360)	1,897	2,732	2,393	2,236	1,186	(38,857)
Net cash provided by (used in) operating activities	10,829	(10,909)	5,097	4,853	4,521	3,056	8,533	(21,750)

Cash flows from financing activities
Repayments of amounts due to related party	-	(14,619)	-	-	-	-	-	(179,754)
Repayments of bridge financing, related party	-	(295,701)	-	-	-	-	-	(2,727,376)
Net proceeds from the issuance of membership units	-	335,889	-	-	-	-	-	3,124,888
Distributions	(8,094)	(6,275)	(10,659)	(7,412)	(6,403)	(6,163)	(7,623)	(217,802)
Net cash provided by (used in) financing activities	(8,094)	33,913	(10,659)	(7,412)	(6,403)	(6,163)	(7,623)	(43)
Net change in cash	2,735	23,004	(5,563)	(2,558)	(1,883)	(3,107)	910	157,961
Cash at beginning of the period	25,897	-	24,219	18,073	19,486	28,798	23,490	554,836
Cash at end of the period	$28,632	$23,004	$18,656	$15,515	$17,604	$25,691	$24,400	$712,797

Cash paid for income taxes	$-	$-	$-	$-	$-	$-	$-	$-
Cash paid for interest expenses	$12,570	$12,585	$13,770	$11,970	$10,770	$8,733	$12,073	$385,431

Supplemental disclosure of non-cash financing activities:
Advance from related party for acquisition of property	$-	$-	$-	$-	$-	$-	$-	$79,398
Acquisition of property	$-	$-	$-	$-	$-	$-	$-	$1,005,810
Bridge financing, related party	$-	$-	$-	$-	$-	$-	$-	$946,247
Deemed contributions from manager	$-	$3,758	$-	$-	$-	$-	$-	$28,059

See the accompanying notes to the consolidated and consolidating financial statements.

ARRIVED HOMES 4, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Homes 4, LLC (the “Company”) is a Delaware series limited liability company formed on July 28, 2023, under the laws of the State of Delaware. Arrived Homes 4, LLC was formed to permit public investment in individual single-family rental homes, each of which will be held by a separate property-owning subsidiary owned by a separate series of limited liability interests that Arrived Fund Manager, LLC (the “manager”) establishes. As a Delaware series limited liability company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series are segregated and enforceable only against the assets of such series, as provided under Delaware law.

The following list represents each series of Arrived Homes 4, LLC and the wholly owned limited liability company, which was used to acquire the single-family rental property for each series, along with the date the series was formed and the date the series LLC acquired the single-family rental property.

SERIES OFFERING TABLE

Series Name	Name of the wholly-owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series 500 a series of Arrived Homes 4, LLC (500)	Arrived MS 500, LLC	7/16/2025	9/3/2025
Arrived Series Allen a series of Arrived Homes 4, LLC (Allen)	Arrived TN Allen, LLC	4/24/2024	5/8/2024
Arrived Series Annadale a series of Arrived Homes 4, LLC (Annadale)	Arrived TN Annadale, LLC	8/6/2024	8/28/2024
Arrived Series Arcola a series of Arrived Homes 4, LLC (Arcola)	Arrived NC Arcola, LLC	11/20/2024	12/4/2024
Arrived Series Arnold a series of Arrived Homes 4, LLC (Arnold)	Arrived Series Arnold, a series of Arrived Homes 4, LLC	6/28/2024	8/28/2024
Arrived Series Aurora a series of Arrived Homes 4, LLC (Aurora)	Arrived KY Aurora, LLC	12/1/2025	12/17/2025
Arrived Series Beanery a series of Arrived Homes 4, LLC (Beanery)	Arrived TN Beanery, LLC	10/16/2025	10/29/2025
Arrived Series Breckenridge a series of Arrived Homes 4, LLC (Breckenridge)	Arrived TN Breckenridge, LLC	3/19/2024	4/3/2024
Arrived Series Bristol a series of Arrived Homes 4, LLC (Bristol)	Arrived TN Bristol, LLC	10/1/2024	10/23/2024
Arrived Series Brownster a series of Arrived Homes 4, LLC (Brownster)	Arrived NC Brownster, LLC	10/30/2025	11/12/2025
Arrived Series Cher a series of Arrived Homes 4, LLC (Cher)	Arrived Series Cher, a series of Arrived Homes 4, LLC	10/3/2024	11/27/2024
Arrived Series Chesterfield a series of Arrived Homes 4, LLC (Chesterfield)	Arrived VA Chesterfield, LLC	10/29/2025	11/5/2025
Arrived Series Cole a series of Arrived Homes 4, LLC (Cole)	Arrived TN Cole, LLC	7/10/2024	7/24/2024
Arrived Series Commodore a series of Arrived Homes 4, LLC (Commodore)	Arrived VA Commodore, LLC	6/28/2024	9/18/2024
Arrived Series Cordelia a series of Arrived Homes 4, LLC (Cordelia)	Arrived TN Cordelia, LLC	5/13/2024	6/5/2024
Arrived Series Cranberry a series of Arrived Homes 4, LLC (Cranberry)	Arrived TN Cranberry, LLC	12/11/2024	12/18/2024
Arrived Series Dan a series of Arrived Homes 4, LLC (Dan)	Arrived Series Dan, a series of Arrived Homes 4, LLC	5/13/2024	5/29/2024
Arrived Series Flintwood a series of Arrived Homes 4, LLC (Flintwood)	Arrived KY Flintwood, LLC	7/10/2024	7/24/2024
Arrived Series Funderburk a series of Arrived Homes 4, LLC (Funderburk)	Arrived Series Funderburk, a series of Arrived Homes 4, LLC	7/16/2025	7/30/2025
Arrived Series Garnet a series of Arrived Homes 4, LLC (Garnet)	Arrived OK Garnet, LLC	11/5/2025	11/26/2025
Arrived Series Gentry a series of Arrived Homes 4, LLC (Gentry)	Arrived TN Gentry, LLC	9/23/2024	10/30/2024
Arrived Series Gerald a series of Arrived Homes 4, LLC (Gerald)	Arrived Series Gerald, a series of Arrived Homes 4, LLC	6/10/2024	8/28/2024
Arrived Series Greengrove a series of Arrived Homes 4, LLC (Greengrove)	Arrived NC Greengrove, LLC	11/5/2025	12/3/2025
Arrived Series Harold a series of Arrived Homes 4, LLC (Harold)	Arrived Series Harold, a series of Arrived Homes 4, LLC	6/28/2024	8/28/2024
Arrived Series Hawthorn a series of Arrived Homes 4, LLC (Hawthorn)	Arrived MS Hawthorn, LLC	12/1/2025	12/17/2025
Arrived Series Holly a series of Arrived Homes 4, LLC (Holly)	Arrived MS Holly, LLC	12/20/2024	1/8/2025
Arrived Series Humphreys a series of Arrived Homes 4, LLC (Humphreys)	Arrived TN Humphreys, LLC	7/23/2025	9/24/2025
Arrived Series Hutchins a series of Arrived Homes 4, LLC (Hutchins)	Arrived TX Hutchins, LLC	1/25/2024	12/29/2025
Arrived Series Jasmine a series of Arrived Homes 4, LLC (Jasmine)	Arrived TN Jasmine, LLC	7/16/2025	8/20/2025
Arrived Series Jennie a series of Arrived Homes 4, LLC (Jennie)	Arrived MO Jennie, LLC	9/17/2025	10/22/2025
Arrived Series Joyce a series of Arrived Homes 4, LLC (Joyce)	Arrived AR Joyce, LLC	10/2/2025	10/29/2025
Arrived Series Kern a series of Arrived Homes 4, LLC (Kern)	Arrived KY Kern, LLC	7/16/2025	7/30/2025
Arrived Series Kimble a series of Arrived Homes 4, LLC (Kimble)	Arrived OK Kimble, LLC	11/5/2025	12/10/2025
Arrived Series Lavon a series of Arrived Homes 4, LLC (Lavon)	Arrived TX Lavon, LLC	11/9/2023	12/29/2025
Arrived Series Lendrum a series of Arrived Homes 4, LLC (Lendrum)	Arrived TN Lendrum, LLC	7/23/2025	8/20/2025
Arrived Series Lincoln a series of Arrived Homes 4, LLC (Lincoln)	Arrived TN Lincoln, LLC	10/16/2025	11/21/2025
Arrived Series Monterey a series of Arrived Homes 4, LLC (Monterey)	Arrived Series Monterey, a series of Arrived Homes 4, LLC	5/27/2024	5/31/2024
Arrived Series Moraine a series of Arrived Homes 4, LLC (Moraine)	Arrived AR Moraine, LLC	11/4/2025	11/19/2025
Arrived Series Mystic a series of Arrived Homes 4, LLC (Mystic)	Arrived GA Mystic, LLC	6/20/2024	7/3/2024
Arrived Series Nicole a series of Arrived Homes 4, LLC (Nicole)	Arrived TN Nicole, LLC	7/2/2024	7/24/2024
Arrived Series Oakmont a series of Arrived Homes 4, LLC (Oakmont)	Arrived TN Oakmont, LLC	9/29/2025	9/30/2025
Arrived Series Olivia a series of Arrived Homes 4, LLC (Olivia)	Arrived NC Olivia, LLC	2/21/2025	2/26/2025
Arrived Series Prakash a series of Arrived Homes 4, LLC (Prakash)	Arrived NC Prakash, LLC	2/21/2025	2/19/2025
Arrived Series Rattler a series of Arrived Homes 4, LLC (Rattler)	Arrived NM Rattler, LLC	9/3/2025	10/8/2025
Arrived Series Resolana a series of Arrived Homes 4, LLC (Resolana)	Arrived NM Resolana, LLC	4/11/2024	5/30/2024
Arrived Series Rose a series of Arrived Homes 4, LLC (Rose)	Arrived TN Rose, LLC	7/16/2025	8/6/2025
Arrived Series Ruby a series of Arrived Homes 4, LLC (Ruby)	Arrived OK Ruby, LLC	11/26/2025	12/17/2025
Arrived Series Sachi a series of Arrived Homes 4, LLC (Sachi)	Arrived TN Sachi, LLC	12/27/2022	9/25/2024
Arrived Series Salsa a series of Arrived Homes 4, LLC (Salsa)	Arrived NC Salsa, LLC	9/3/2025	10/8/2025
Arrived Series Sandridge a series of Arrived Homes 4, LLC (Sandridge)	Arrived MS Sandridge, LLC	6/20/2024	6/26/2024
Arrived Series Sanford a series of Arrived Homes 4, LLC (Sanford)	Arrived AR Sanford, LLC	5/7/2024	5/22/2024
Arrived Series Satjanon a series of Arrived Homes 4, LLC (Satjanon)	Arrived TN Satjanon, LLC	10/3/2024	2/5/2025
Arrived Series Savannah a series of Arrived Homes 4, LLC (Savannah)	Arrived GA Savannah, LLC	10/29/2025	11/5/2025
Arrived Series Shawnee a series of Arrived Homes 4, LLC (Shawnee)	Arrived KY Shawnee, LLC	10/21/2024	1/29/2025
Arrived Series Skitt a series of Arrived Homes 4, LLC (Skitt)	Arrived TN Skitt, LLC	7/16/2025	7/30/2025
Arrived Series Sonny a series of Arrived Homes 4, LLC (Sonny)	Arrived Series Sonny, a series of Arrived Homes 4, LLC	10/7/2024	11/20/2024
Arrived Series Sullivan a series of Arrived Homes 4, LLC (Sullivan)	Arrived TN Sullivan, LLC	6/10/2024	6/18/2024
Arrived Series Travis a series of Arrived Homes 4, LLC (Travis)	Arrived MS Travis, LLC	11/5/2025	11/19/2025
Arrived Series Troxler a series of Arrived Homes 4, LLC (Troxler)	Arrived NC Troxler, LLC	11/20/2024	12/4/2024
Arrived Series Tyner a series of Arrived Homes 4, LLC (Tyner)	Arrived TN Tyner, LLC	3/22/2024	5/8/2024
Arrived Series Wendell a series of Arrived Homes 4, LLC (Wendell)	Arrived TN Wendell, LLC	7/2/2024	9/25/2024
Arrived Series Westbury a series of Arrived Homes 4, LLC (Westbury)	Arrived Series Westbury, a series of Arrived Homes 4, LLC	7/10/2024	9/25/2024
Arrived Series Westgate a series of Arrived Homes 4, LLC (Westgate)	Arrived TN Westgate, LLC	5/22/2024	6/5/2024
Arrived Series Winnebago a series of Arrived Homes 4, LLC (Winnebago)	Arrived TN Winnebago, LLC	10/16/2025	10/29/2025
Arrived Series Wizard a series of Arrived Homes 4, LLC (Wizard)	Arrived TN Wizard, LLC	7/2/2024	9/25/2024
Arrived Series Zube a series of Arrived Homes 4, LLC (Zube)	Arrived Series Zube, a series of Arrived Homes 4, LLC	11/5/2025	11/19/2025
Arrived Series Ruthie a series of Arrived Homes 4, LLC (Ruthie)	Arrived Series Ruthie, a series of Arrived Homes 4, LLC	5/8/2026	5/27/2026
Arrived Series Sambal a series of Arrived Homes 4, LLC (Sambal)	Arrived TX Sambal, LLC	5/19/2026	6/24/2026
Arrived Series Sophie a series of Arrived Homes 4, LLC (Sophie)	Arrived NV Sophie, LLC	5/6/2026	5/29/2026
Arrived Series Spurgeon a series of Arrived Homes 4, LLC (Spurgeon)	Arrived TN Spurgeon, LLC	4/10/2026	4/15/2026
Arrived Series Toren a series of Arrived Homes 4, LLC (Toren)	Arrived OK Toren, LLC	5/15/2026	5/28/2026

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the series conform to accounting principles generally accepted in the United States of America (GAAP). The series has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in the Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements; however, the Company may adopt accounting standards based on the effective dates for private entities.

The accompanying unaudited consolidated and consolidating financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included and are of a normal recurring nature.

These interim financial statements do not include all of the information and footnotes required by GAAP for complete annual financial statements and should be read in conjunction with the Company’s audited financial statements and related notes as of and for the year ended December 31, 2025, included in the Company’s Annual Report on Form 1-K. The December 31, 2025 balance sheet presented herein has been derived from those audited financial statements.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived Homes 4, LLC and its series. All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and each series comply with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regard to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing, and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the series may also be required to pay the manager sourcing fees as defined in the offering documents. The manager is responsible for sourcing and analyzing the series’ property.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows, or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of the Company’s consolidated and consolidating financial instruments, such as cash and accrued expenses, approximate fair value due to the short-term nature of these instruments. The estimated fair value of bridge financing, related party, approximates its carrying amount due to its short contractual maturities and stated interest rate that ranges from 6.5% to 7%, which approximates rates currently available to the Company for borrowings with similar terms and credit risk.

Management Compensation

The manager will receive from each series an annual asset management fee equal to six-tenths of a percent (0.6%) of the purchase price of the series property for that series, paid out of the series’ net operating rental income on a quarterly basis. Additionally, pursuant to the operating agreement, the manager will receive reimbursements for out-of-pocket expenses in connection with the Company’s organization and offerings (up to a maximum of 2% of the gross offering proceeds per series offering) and in connection with the Company’s operations and the acquisition of properties and in connection with third parties providing services to the Company. The manager may also receive a portion of the property management fee, which will be equal to the difference between eight percent (8%) and the amount actually charged by the property manager when the series property is occupied, and the property disposition fee as described below. With respect to the operating accounts for each series that the manager maintains with a third-party bank, the manager will be entitled to receive any interest earned on the cash balances in such accounts. The manager reserves the right to waive any fees or reimbursements it is due in its sole discretion.

Property Management Fee

The Company will appoint an affiliate of the manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangement for the property management company is set forth below:

Marketplace Homes

As compensation for the services provided by the property manager, each series will be charged a property management fee of $70 on a monthly basis and paid to the property manager pursuant to the property management agreement.

Property Disposition Fee

Upon the disposition and sale of the series’ property, the manager will charge the series a market-rate property disposition fee that will cover property sale expenses such as brokerage commissions, title, escrow, and closing costs. It is expected that the disposition fee charged to the series will range from six to seven percent of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the series, the manager will receive the difference.

Scaled Acquisition Fee

As a result of the manager’s relationships and transaction volume with certain sellers, the manager may be able to negotiate purchase price incentives, discounts or other reductions to or rebates on the purchase price of a series property that are not generally available to other purchasers. For each such series, the manager may charge a scaled acquisition fee equal to the lesser of (i) 20% of any such incentive or discount and (ii) $10,000. This fee will be paid from, and increase the total amount of, funds allocated to the acquisition of the series property at the closing of the offering.

Accrued Expenses

Accrued expenses include accrued property taxes and interest payable on the bridge financing for the series.

Due From (To) Third-Party Property Managers

Due from (to) third-party property managers are uncollateralized obligations due under normal trade terms generally requiring payment within 30 days from the approved prior-month financial statements. Due from (to) property managers are presented net of receipts and expenses for the reported month. The Company uses a loss-rate approach based on historical loss information, adjusted for management’s expectations about current and future economic conditions, as the basis to determine expected cash receipts and distributions. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at period-end is consistent with historical conditions as credit terms and practices and the property managers have not changed significantly. The Company and series determined it was not necessary to record an allowance for credit losses as of June 30, 2026 and December 31, 2025.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The series’ property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income (loss).

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets for the six months ended June 30, 2026 and 2025.

Tenant Deposits

Tenant deposit liabilities represent security deposits received from tenant customers. This encompasses deposits administered by property management entities and liabilities associated with tenant deposits.

Operating Expenses

The series is responsible for the costs and expenses attributable to the activities of the series. The manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a series property and cannot be covered by any operating expense reserves on the balance sheet of the series, the manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the series with a credit to contributed capital, (b) loan the amount of the operating expenses to the series, on which the manager may impose a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the series’ property, and/or (c) cause additional interests to be issued in the series in order to cover such additional amounts.

Revenue Recognition

The Company’s rental arrangements are accounted for as operating leases under ASC 842, Leases. Rental income is recognized on a straight-line basis over the applicable lease term when collectability is probable. Variable lease payments and other tenant charges are recognized in the period in which the related amounts are earned. Tenant security deposits are not recognized as revenue unless and until the Company becomes entitled to retain them. Interest income on notes receivable is recognized using the effective interest method over the contractual term of the notes.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is organized as an LLC for legal purposes and has elected to be treated as a C corporation for tax purposes, pursuant to subchapter C of the Internal Revenue Code.

Furthermore, each series complies with the requirements to be a Real Estate Investment Trust (“REIT”), a special type of C corporation that files tax form 1120-REIT. A REIT may not be required to pay income tax at the corporate level because this form of corporation is permitted to deduct dividends paid to members as an expense. Therefore, if a REIT paid out all profit and capital gains to its members, it could potentially report no taxable income. Tax losses of REITs are not allocated directly to members but, under current law, losses may be accumulated and carried forward indefinitely and be used to offset up to 80% of taxable income in any future year, thereby reducing the reported taxable income of the REIT.

Most states give REITs a deduction for dividends paid. Since the series generally pay dividends in excess of the taxable income generated, there would be no state tax liability in these states. In states that do not give a deduction for dividends paid, there may be a state income tax due that is assessed based on the tax table for that particular state. There is no state tax liability for members based on the locations of properties held in the REITs. The rules for state tax loss carryforwards vary by state as some conform to the federal rules while others have restrictions on timeframes and/or the percentage of loss that can be carried forward.

Recently Issued and Recently Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,” which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The standard also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. ASU 2024-03 is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact this standard will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has had a lack of liquidity and nominal cash since inception. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months from the filing of this Semiannual Report is dependent upon its ability to continue to generate cash flow from its rental properties and/or obtain financing from the manager. However, there are no assurances that the Company can continue to generate cash flow from its rental properties or that the manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net, consists of the following:

June 30, 2026

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
500	$291,529	$96,250	$6,461	$394,240	$(8,036)	$386,204
Allen	228,665	75,263	-	303,928	(16,630)	287,298
Annadale	266,008	87,441	-	353,449	(16,928)	336,521
Arcola	227,189	77,838	-	305,026	(11,704)	293,322
Arnold	225,370	87,256	-	312,626	(14,342)	298,284
Aurora	279,657	92,500	-	372,157	(5,085)	367,072
Beanery	227,891	75,000	-	302,891	(4,143)	298,747
Breckenridge	282,601	92,909	-	375,509	(21,409)	354,100
Bristol	265,160	87,164	-	352,323	(15,267)	337,057
Brownster	292,632	97,500	7,646	397,778	(6,213)	391,565
Cher	218,411	71,375	-	289,786	(11,913)	277,872
Chesterfield	327,094	107,500	-	434,594	(5,947)	428,647
Cole	224,035	73,750	-	297,785	(14,936)	282,849
Commodore	292,577	97,471	-	390,048	(17,732)	372,316
Cordelia	264,711	88,750	-	353,461	(18,449)	335,011
Cranberry	239,219	78,768	-	317,987	(12,323)	305,663
Dan	200,914	74,998	-	275,911	(14,612)	261,299
Flintwood	276,585	92,500	-	369,085	(18,439)	350,646
Funderburk	195,541	64,975	-	260,516	(5,926)	254,591
Garnet	166,446	54,757	-	221,203	(3,026)	218,177
Gentry	258,590	85,500	-	344,090	(14,889)	329,202
Gerald	232,790	83,498	-	316,287	(14,814)	301,473
Greengrove	293,631	97,375	-	391,006	(5,339)	385,667
Harold	229,435	83,123	-	312,558	(14,600)	297,957
Hawthorn	257,477	85,000	-	342,477	(4,681)	337,796
Holly	235,499	78,748	-	314,247	(11,418)	302,829
Humphreys	304,095	100,140	-	404,235	(7,372)	396,863
Hutchins	225,573	73,220	-	298,793	(4,101)	294,692
Jasmine	327,945	109,498	-	437,442	(8,944)	428,498
Jennie	230,466	76,250	-	306,716	(4,889)	301,827
Joyce	286,822	95,625	-	382,447	(6,084)	376,363
Kern	292,780	96,750	-	389,530	(8,872)	380,658
Kimble	211,017	69,943	-	280,960	(3,837)	277,123
Lavon	222,167	72,081	-	294,248	(4,039)	290,209
Lendrum	268,705	88,393	-	357,097	(7,328)	349,769
Lincoln	227,969	75,000	-	302,969	(4,145)	298,824
Monterey	215,321	86,003	-	301,324	(15,660)	285,664
Moraine	170,041	56,250	-	226,291	(3,092)	223,199
Mystic	234,032	77,000	-	311,032	(15,602)	295,430
Nicole	231,652	76,090	-	307,742	(15,444)	292,298
Oakmont	224,138	73,750	-	297,888	(5,434)	292,454
Olivia	234,894	79,413	-	314,306	(10,677)	303,629
Prakash	254,708	86,350	-	341,058	(11,578)	329,480
Rattler	289,254	96,250	-	385,504	(6,136)	379,368
Resolana	222,695	73,375	-	296,070	(16,196)	279,874
Rose	261,031	85,946	-	346,977	(7,119)	339,858
Ruby	170,987	56,526	6,772	234,284	(3,899)	230,385
Ruthie	212,990	70,094	-	283,084	-	283,084
Sachi	254,798	84,250	-	339,048	(15,442)	323,606
Salsa	244,232	81,725	-	325,957	(5,181)	320,776
Sambal	197,852	65,314	-	263,166	-	263,166
Sandridge	256,753	84,748	-	341,501	(17,895)	323,606
Sanford	134,959	44,875	-	179,834	(9,815)	170,019
Satjanon	285,650	93,980	-	379,630	(12,984)	366,646
Savannah	282,443	93,125	-	375,568	(5,135)	370,432
Shawnee	238,174	78,725	-	316,899	(11,548)	305,351
Skitt	317,525	104,500	-	422,025	(9,622)	412,403
Sonny	218,411	71,375	-	289,786	(11,913)	277,872
Sophie	343,058	112,543	-	455,601	-	455,601
Spurgeon	231,514	76,250	-	307,764	(702)	307,063
Sullivan	242,600	81,250	-	323,850	(16,908)	306,942
Toren	169,281	55,828	-	225,108	-	225,108
Travis	257,090	85,000	6,748	348,838	(5,462)	343,376
Troxler	227,358	77,913	-	305,270	(11,712)	293,558
Tyner	325,560	106,953	-	432,513	(23,677)	408,835
Wendell	227,335	74,655	-	301,990	(13,778)	288,212
Westbury	218,989	72,500	-	291,489	(13,272)	278,217
Westgate	260,327	85,750	-	346,077	(18,144)	327,933
Winnebago	269,791	88,750	-	358,541	(5,723)	352,818
Wizard	252,372	82,934	-	335,306	(15,295)	320,011
Zube	228,440	76,225	-	304,665	(4,153)	300,511
	$17,503,441	$5,840,315	$27,627	$23,371,383	$(707,610)	$22,663,773

December 31, 2025

Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
500	$291,529	$96,250	$6,461	$394,240	$(2,090)	$392,150
Allen	228,665	75,263	-	303,928	(12,473)	291,455
Annadale	266,008	87,441	-	353,449	(12,091)	341,358
Arcola	227,189	77,838	-	305,026	(7,573)	297,453
Arnold	225,370	87,256	-	312,626	(10,244)	302,382
Aurora	279,657	92,500	-	372,157	-	372,157
Beanery	227,891	75,000	-	302,891	-	302,891
Breckenridge	282,601	92,909	-	375,509	(16,271)	359,238
Bristol	265,160	87,164	-	352,323	(10,446)	341,878
Brownster	292,632	97,500	7,646	397,778	(127)	397,651
Cher	218,411	71,375	-	289,786	(7,942)	281,843
Chesterfield	327,094	107,500	-	434,594	-	434,594
Cole	224,035	73,750	-	297,785	(10,862)	286,923
Commodore	292,577	97,471	-	390,048	(12,412)	377,635
Cordelia	264,711	88,750	-	353,461	(13,637)	339,824
Cranberry	239,219	78,768	-	317,987	(7,974)	310,013
Dan	200,914	74,998	-	275,911	(10,959)	264,952
Flintwood	276,585	92,500	-	369,085	(13,410)	355,675
Funderburk	195,541	64,975	-	260,516	(2,370)	258,146
Garnet	166,446	54,757	-	221,203	-	221,203
Gentry	258,590	85,500	-	344,090	(10,187)	333,903
Gerald	232,790	83,498	-	316,287	(10,581)	305,706
Greengrove	293,631	97,375	-	391,006	-	391,006
Harold	229,435	83,123	-	312,558	(10,429)	302,129
Hawthorn	257,477	85,000	-	342,477	-	342,477
Holly	235,499	78,748	-	314,247	(7,136)	307,110
Humphreys	304,095	100,140	-	404,235	(1,843)	402,392
Hutchins	225,573	73,220	-	298,793	-	298,793
Jasmine	327,945	109,498	-	437,442	(2,981)	434,461
Jennie	230,466	76,250	-	306,716	(698)	306,018
Joyce	286,822	95,625	-	382,447	(869)	381,578
Kern	292,780	96,750	-	389,530	(3,549)	385,981
Kimble	211,017	69,943	-	280,960	-	280,960
Lavon	222,167	72,081	-	294,248	-	294,248
Lendrum	268,705	88,393	-	357,097	(2,443)	354,654
Lincoln	227,969	75,000	-	302,969	-	302,969
Monterey	215,321	86,003	-	301,324	(11,745)	289,579
Moraine	170,041	56,250	-	226,291	-	226,291
Mystic	234,032	77,000	-	311,032	(11,347)	299,685
Nicole	231,652	76,090	-	307,742	(11,232)	296,510
Oakmont	224,138	73,750	-	297,888	(1,358)	296,529
Olivia	234,894	79,413	-	314,306	(6,406)	307,900
Prakash	254,708	86,350	-	341,058	(6,947)	334,111
Rattler	289,254	96,250	-	385,504	(877)	384,627
Resolana	222,695	73,375	-	296,070	(12,147)	283,923
Rose	261,031	85,946	-	346,977	(2,373)	344,604
Ruby	170,987	56,526	6,772	234,284	(113)	234,171
Sachi	254,798	84,250	-	339,048	(10,810)	328,239
Salsa	244,232	81,725	-	325,957	(740)	325,217
Sandridge	256,753	84,748	-	341,501	(13,227)	328,274
Sanford	134,959	44,875	-	179,834	(7,361)	172,472
Satjanon	285,650	93,980	-	379,630	(7,790)	371,840
Savannah	282,443	93,125	-	375,568	-	375,568
Shawnee	238,174	78,725	-	316,899	(7,217)	309,682
Skitt	317,525	104,500	-	422,025	(3,849)	418,176
Sonny	218,411	71,375	-	289,786	(7,942)	281,843
Sullivan	242,600	81,250	-	323,850	(12,498)	311,352
Travis	257,090	85,000	6,748	348,838	(112)	348,726
Troxler	227,358	77,913	-	305,270	(7,579)	297,691
Tyner	325,560	106,953	-	432,513	(17,758)	414,755
Wendell	227,335	74,655	-	301,990	(9,644)	292,345
Westbury	218,989	72,500	-	291,489	(9,290)	282,198
Westgate	260,327	85,750	-	346,077	(13,411)	332,666
Winnebago	269,791	88,750	-	358,541	(818)	357,723
Wizard	252,372	82,934	-	335,306	(10,707)	324,599
Zube	228,440	76,225	-	304,665	-	304,665

	$16,348,746	$5,460,287	$27,627	$21,836,660	$(406,896)	$21,429,764

For the six months ended June 30, 2026 and 2025, depreciation expense was $300,714 and $146,240, respectively.

NOTE 5: BRIDGE FINANCING, RELATED PARTY

The Company has obtained bridge financing from Arrived Short Term Notes, LLC, an affiliate of the manager. The following is a summary of the bridge financing by each series as of June 30, 2026 and December 31, 2025:

June 30, 2026

Series Name	Lender	Address	Bridge financing, related party	Maturity Date	Interest Rate
Arrived KY Aurora, LLC	Arrived Short Term Notes, LLC	8436 Gateway Run Road, Louisville, KY 40229	$351,000	6/17/2027	6.50%
Arrived TN Beanery, LLC	Arrived Short Term Notes, LLC	4321 Scenic Meadow Drive NE, Cleveland, TN 37323	281,506	4/29/2027	6.50%
Arrived NC Greengrove, LLC	Arrived Short Term Notes, LLC	1200 Pavo Path, Wendell, NC 27591	370,000	6/3/2027	6.50%
Arrived TN Lincoln, LLC	Arrived Short Term Notes, LLC	4006 Wendell Road NE, Cleveland, TN 37323	281,893	4/22/2027	6.50%
Arrived TN Oakmont, LLC	Arrived Short Term Notes, LLC	4151 Hines Lane NE, Cleveland, TN 37323	276,673	6/10/2027	6.50%
Arrived Series Ruthie, a series of Arrived Homes 4, LLC	Arrived Short Term Notes, LLC	15581 Ruthie Lynn Drive, Athens, AL 35613	273,540	5/19/2027	6.50%
Arrived NC Salsa, LLC	Arrived Short Term Notes, LLC	3526 Marksbury Drive, Greensboro, NC 27405	310,000	5/19/2027	6.50%
Arrived TX Sambal, LLC	Arrived Short Term Notes, LLC	412 Sambal Drive, Fort Worth, TX 76140	248,000	3/30/2027	6.50%
Arrived NV Sophie, LLC	Arrived Short Term Notes, LLC	2650 Marlette Avenue, North Las Vegas, NV 89086	446,772	5/5/2027	6.50%
Arrived TN Spurgeon, LLC	Arrived Short Term Notes, LLC	1237 Stamp Lodge Road, Kingsport, TN 37660	289,000	1/30/2027	6.50%
Arrived TN Winnebago, LLC	Arrived Short Term Notes, LLC	7661 Belhaven Lane, Knoxville, TN 37918	332,965	4/29/2027	6.50%
Arrived OK Toren, LLC	Arrived Short Term Notes, LLC	9721 NW 124th Street, Yukon, OK 73009	214,080	11/28/2027	6.50%
			$3,675,429

December 31, 2025

Series Name	Lender	Address	Bridge financing, related party	Maturity Date	Interest Rate
Arrived MS 500, LLC	Arrived Short Term Notes, LLC	5233 Nail Road E, Olive Branch, MS 38654	$365,000	3/3/2027	6.50%
Arrived KY Aurora, LLC	Arrived Short Term Notes, LLC	8436 Gateway Run Road, Louisville, KY 40229	351,000	6/17/2027	6.50%
Arrived TN Beanery, LLC	Arrived Short Term Notes, LLC	4321 Scenic Meadow Drive NE, Cleveland, TN 37323	281,506	4/29/2027	6.50%
Arrived NC Brownster, LLC	Arrived Short Term Notes, LLC	923 Elliott Road, Charlotte, NC 28216	370,000	5/12/2027	6.50%
Arrived VA Chesterfield, LLC	Arrived Short Term Notes, LLC	807 Sun Valley Way, North Chesterfield, VA 23236	408,000	5/5/2027	6.50%
Arrived OK Garnet, LLC	Arrived Short Term Notes, LLC	812 NE 102nd Terrace, Oklahoma City, OK 73131	216,382	5/26/2027	6.50%
Arrived NC Greengrove, LLC	Arrived Short Term Notes, LLC	1200 Pavo Path, Wendell, NC 27591	370,000	6/3/2027	6.50%
Arrived MS Hawthorn, LLC	Arrived Short Term Notes, LLC	3430 Oodie Lane, Southaven, MS 38672	323,000	6/17/2027	6.50%
Arrived TN Humphreys, LLC	Arrived Short Term Notes, LLC	6647 Prickly Loop, Ooltewah, TN 37363	380,000	3/24/2027	6.50%
Arrived TX Hutchins, LLC	Arrived Short Term Notes, LLC	1220 Ponchartrain Drive, Dallas, TX 75253	278,000	6/29/2027	6.50%
Arrived MO Jennie, LLC	Arrived Short Term Notes, LLC	5473 Misty Crossing Court, Florissant, MO 63034	294,815	4/22/2027	6.50%
Arrived AR Joyce, LLC	Arrived Short Term Notes, LLC	904 SW Loudon Drive, Bentonville, AR 72712	363,000	4/29/2027	6.50%
Arrived OK Kimble, LLC	Arrived Short Term Notes, LLC	10812 S. 274th E. Ave, Coweta, OK 74429	265,000	6/10/2027	6.50%
Arrived TX Lavon, LLC	Arrived Short Term Notes, LLC	3526 Fox Valley Lane, Crandall, TX 75114	273,000	6/29/2027	6.50%
Arrived TN Lendrum, LLC	Arrived Short Term Notes, LLC	7646 Belhaven Lane, Knoxville, TN 37918	330,791	2/20/2027	6.50%
Arrived TN Lincoln, LLC	Arrived Short Term Notes, LLC	4006 Wendell Road NE, Cleveland, TN 37323	281,893	5/19/2027	6.50%
Arrived AR Moraine, LLC	Arrived Short Term Notes, LLC	8903 Preston Wood Drive, Fort Smith, AR 72916	213,000	5/19/2027	6.50%
Arrived TN Oakmont, LLC	Arrived Short Term Notes, LLC	4151 Hines Lane NE, Cleveland, TN 37323	276,673	3/30/2027	6.50%
Arrived NM Rattler, LLC	Arrived Short Term Notes, LLC	10660 Aspiration Lane SW, Albuquerque, NM 87121	365,000	4/8/2027	6.50%
Arrived OK Ruby, LLC	Arrived Short Term Notes, LLC	800 NE 102nd Terrace, Oklahoma City, OK 73131	222,665	6/17/2027	6.50%
Arrived NC Salsa, LLC	Arrived Short Term Notes, LLC	3526 Marksbury Drive, Greensboro, NC 27405	310,000	4/8/2027	6.50%
Arrived GA Savannah, LLC	Arrived Short Term Notes, LLC	54 Winslow Circle, Savannah, GA 31407	353,000	5/5/2027	6.50%
Arrived TN Skitt, LLC	Arrived Short Term Notes, LLC	8334 Bright Water Drive, Ooltewah, TN 37363	391,315	1/30/2027	6.50%
Arrived MS Travis, LLC	Arrived Short Term Notes, LLC	155 Magnolia Heights Drive, Hernando, MS 38632	323,000	5/19/2027	6.50%
Arrived TN Winnebago, LLC	Arrived Short Term Notes, LLC	7661 Belhaven Lane, Knoxville, TN 37918	332,965	4/29/2027	6.50%
Arrived Series Zube, a series of Arrived Homes 4, LLC	Arrived Short Term Notes, LLC	3814 Magnolia Hills Drive, Northport, AL 35473	274,879	5/19/2027	6.50%
			$8,213,884

Bridge financing from related parties is secured by each series’ property and bears interest-only terms, with all accrued interest due at maturity or repayment. As of June 30, 2026 and December 31, 2025, the Company has the ability and intent to extend or refinance these obligations beyond one year. Accordingly, all outstanding balances are classified as non-current liabilities in the consolidated and consolidating balance sheets.

For the six months ended June 30, 2026 and 2025, interest expense was $160,957 and $40,850, respectively.

NOTE 6: MEMBERS’ EQUITY (DEFICIT)

Each series is managed by Arrived Fund Manager, LLC, a Delaware limited liability company and managing member of the Company. Pursuant to the terms of the operating agreement, the manager will provide certain management and advisory services, as well as a management team and appropriate support personnel to the Company.

The manager will be responsible for directing the management of the series’ business and affairs, managing the day-to-day affairs, and implementing the series’ investment strategy.

The manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the series. The manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The series expects the manager to make distributions on a monthly basis. However, the manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

For the six months ended June 30, 2026 and 2025, the series closed on its public offerings for net proceeds of $7,035,834 and $3,124,888, respectively. The following is a summary of the public offerings by each series.

June 30, 2026
Series	# of Units Issued	Net proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)
500	$45,821	$424,264	$4,582	$9,164
Allen	-	-	-	-
Annadale	-	-	-	-
Arcola	-	-	-	-
Arnold	-	-	-	-
Aurora	-	-	-	-
Beanery	-	-	-	-
Breckenridge	-	-	-	-
Bristol	-	-	-	-
Brownster	46,262	428,272	4,626	9,252
Cher	-	-	-	-
Chesterfield	51,044	472,557	5,104	10,209
Cole	-	-	-	-
Commodore	-	-	-	-
Cordelia	-	-	-	-
Cranberry	-	-	-	-
Dan	-	-	-	-
Flintwood	-	-	-	-
Funderburk	-	-	-	-
Garnet	27,081	247,821	2,708	5,417
Gentry	-	-	-	-
Gerald	-	-	-	-
Greengrove	-	-	-	-
Harold	-	-	-	-
Hawthorn	40,425	374,271	4,043	8,087
Holly	-	-	-	-
Humphreys	47,200	436,900	4,720	9,440
Hutchins	36,462	328,308	3,646	7,296
Jasmine	-	-	-	-
Jennie	39,312	364,527	3,931	7,862
Joyce	45,982	425,951	4,598	9,201
Kern	-	-	-	-
Kimble	33,619	311,415	3,362	6,733
Lavon	35,919	324,547	3,592	7,186
Lendrum	41,976	388,612	4,199	8,399
Lincoln	-	-	-	-
Monterey	-	-	-	-
Moraine	28,263	252,987	2,826	5,657
Mystic	-	-	-	-
Nicole	-	-	-	-
Oakmont	-	-	-	-
Olivia	-	-	-	-
Prakash	-	-	-	-
Rattler	45,697	423,055	4,570	9,145
Resolana	-	-	-	-
Rose	-	-	-	-
Ruby	27,802	255,025	2,780	5,566
Ruthie	-	-	-	-
Sachi	-	-	-	-
Salsa	-	-	-	-
Sambal	-	-	-	-
Sandridge	-	-	-	-
Sanford	-	-	-	-
Satjanon	-	-	-	-
Savannah	44,275	409,920	4,428	8,863
Shawnee	-	-	-	-
Skitt	49,326	456,514	4,933	9,873
Sonny	-	-	-	-
Sophie	-	-	-	-
Spurgeon	-	-	-	-
Sullivan	-	-	-	-
Toren	-	-	-	-
Travis	40,691	376,853	4,069	8,138
Troxler	-	-	-	-
Tyner	-	-	-	-
Wendell	-	-	-	-
Westbury	-	-	-	-
Westgate	-	-	-	-
Winnebago	-	-	-	-
Wizard	-	-	-	-
Zube	36,621	334,037	3,662	7,324

	763,778	$7,035,834	$76,379	$152,812

June 30, 2025
Series	# of Units Issued	Net proceeds from the issuance of membership units	Issuance expense (1%)	Offering expense (2%)
500	$-	$-	$-	$-
Allen	-	-	-	-
Annadale	-	-	-	-
Arcola	36,230	335,520	3,623	7,247
Arnold	-	-	-	-
Aurora	-	-	-	-
Beanery	-	-	-	-
Breckenridge	-	-	-	-
Bristol	-	-	-	-
Brownster	-	-	-	-
Cher	33,906	313,904	3,391	6,785
Chesterfield	-	-	-	-
Cole	-	-	-	-
Commodore	-	-	-	-
Cordelia	-	-	-	-
Cranberry	37,216	344,416	3,737	7,477
Dan	-	-	-	-
Flintwood	-	-	-	-
Funderburk	-	-	-	-
Garnet	-	-	-	-
Gentry	40,674	376,588	4,067	8,135
Gerald	-	-	-	-
Greengrove	-	-	-	-
Harold	-	-	-	-
Hawthorn	-	-	-	-
Holly	37,314	345,414	3,731	7,465
Humphreys	-	-	-	-
Hutchins	-	-	-	-
Jasmine	-	-	-	-
Jennie	-	-	-	-
Joyce	-	-	-	-
Kern	-	-	-	-
Kimble	-	-	-	-
Lavon	-	-	-	-
Lendrum	-	-	-	-
Lincoln	-	-	-	-
Monterey	-	-	-	-
Moraine	-	-	-	-
Mystic	-	-	-	-
Nicole	-	-	-	-
Oakmont	-	-	-	-
Olivia	-	-	-	-
Prakash	-	-	-	-
Rattler	-	-	-	-
Resolana	-	-	-	-
Rose	-	-	-	-
Ruby	-	-	-	-
Sachi	60	594	6	-
Salsa	-	-	-	-
Sandridge	-	-	-	-
Sanford	-	-	-	-
Satjanon	44,492	411,841	4,449	8,910
Savannah	-	-	-	-
Shawnee	37,439	346,620	3,744	7,496
Skitt	-	-	-	-
Sonny	33,926	314,102	3,393	6,785
Sullivan	-	-	-	-
Travis	-	-	-	-
Troxler	36,270	335,889	3,627	7,254
Tyner	-	-	-	-
Wendell	-	-	-	-
Westbury	-	-	-	-
Westgate	-	-	-	-
Winnebago	-	-	-	-
Wizard	-	-	-	-
Zube	-	-	-	-

	337,527	$3,124,888	$33,768	$67,554

In connection with the public offering, each series incurred a brokerage fee of 1% of gross proceeds, which is paid directly to the broker and recorded as a deduction from gross proceeds. In accordance with the operating agreement, the manager received the following reimbursements, deducted from the gross proceeds of the offering. For the six months ended June 30, 2026 and 2025, the manager received the following reimbursement of fees:

●	Offering expenses: up to 2% of gross offering proceeds, $152,812 and $67,554, respectively.

●	Sourcing fees: 3.5% of the purchase price of the series property, $222,150 and $99,390, respectively.

●	Financing and holding costs: up to 2.5% of gross proceeds, $111,010 and $49,670, respectively.

●	Scaled acquisition fee: lesser of 20% of any purchase price incentive or discount negotiated by the manager and $10,000 per series property, $39,595 and $0, respectively.

Distributions

For the six months ended June 30, 2026 and 2025, distributions to investors were made by 57 and 34 series, respectively, totaling $426,657 and $217,802, respectively, which were recognized as a reduction of members’ equity.

The following table presents total distributions to investors by series for the six months ended June 30, 2026 and 2025:

Series	June 30, 2026	June 30, 2025
500	$6,415	$-
Allen	5,620	5,335
Annadale	9,601	7,024
Arcola	8,768	4,601
Arnold	9,898	7,259
Aurora	-	-
Beanery	-	-
Breckenridge	10,433	4,997
Bristol	9,986	5,594
Brownster	1,804	-
Cher	5,900	2,102
Chesterfield	6,687	-
Cole	6,741	8,858
Commodore	11,989	9,166
Cordelia	10,358	8,051
Cranberry	8,411	3,945
Dan	2,489	7,324
Flintwood	11,553	9,934
Funderburk	5,921	-
Garnet	2,437	-
Gentry	9,965	7,362
Gerald	2,715	5,615
Greengrove	-	-
Harold	7,192	4,449
Hawthorn	2,830	-
Holly	9,776	2,873
Humphreys	6,561	-
Hutchins	2,443	-
Jasmine	9,941	-
Jennie	7,744	-
Joyce	-	-
Kern	10,124	-
Kimble	2,959	-
Lavon	-	-
Lendrum	8,127	-
Lincoln	-	-
Monterey	8,943	7,717
Moraine	3,166	-
Mystic	7,772	6,856
Nicole	10,611	10,029
Oakmont	-	-
Olivia	11,230	-
Prakash	10,797	-
Rattler	4,593	-
Resolana	8,543	6,547
Rose	10,301	-
Ruby	3,003	-
Ruthie	-	-
Sachi	6,543	6,982
Salsa	-	-
Sambal	-	-
Sandridge	10,186	4,831
Sanford	6,979	6,657
Satjanon	11,790	3,026
Savannah	3,675	-
Shawnee	11,082	3,968
Skitt	3,845	-
Sonny	7,599	4,071
Sophie	-	-
Spurgeon	-	-
Sullivan	6,119	8,094
Toren	-	-
Travis	4,883	-
Troxler	9,431	6,275
Tyner	10,760	10,659
Wendell	9,379	7,412
Westbury	7,609	6,403
Westgate	10,025	6,163
Winnebago	-	-
Wizard	10,177	7,623
Zube	2,234	-

	$426,657	$217,802

NOTE 7: RELATED PARTY TRANSACTIONS

The series’ manager, Arrived Fund Manager, LLC, is a managing member with common management of the series.

Due from (to) Related Party

The series engage in various transactions with the manager and its affiliates in the ordinary course of operating and financing activities. As of June 30, 2026 and December 31, 2025, certain series owed the manager an aggregate of $587,052 and $800,077, respectively. As of June 30, 2026 and December 31, 2025, the manager owed certain series an aggregate of $0 and $3,524, respectively. These advances are non-interest-bearing and have no stated repayment terms. Bridge financing from an affiliate of the manager is described in Note 5.

Deemed Contributions

For the six months ended June 30, 2026 and 2025, certain series received deemed contributions from the manager totaling $142,742 and $28,059, respectively, in exchange for forgiveness of amounts previously due.

Management Compensation

For the six months ended June 30, 2026 and 2025, total management compensation charged by the manager, including sourcing fees, financing and holding expenses, offering expenses, scaled acquisition fees, asset management fees, reimbursements of acquisition expenses, and property management fees, was an aggregate of $662,068 and $289,474, respectively.

The following table reflects the total management compensation paid by each series during the six months ended June 30, 2026 and 2025.

June 30, 2026

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Scaled acquisition fee	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party	Total
500	$13,470	$6,730	$9,164	$-	$963	$2,500	$730	$33,556
Allen	-	-	-	-	903	-	307	1,210
Annadale	-	-	-	-	1,049	-	599	1,648
Arcola	-	-	-	-	910	-	586	1,496
Arnold	-	-	-	-	925	-	651	1,577
Aurora	-	-	-	-	-	-	371	371
Beanery	-	-	-	-	-	-	420	420
Breckenridge	-	-	-	-	1,115	-	898	2,013
Bristol	-	-	-	-	1,046	-	742	1,788
Brownster	13,650	6,820	9,252	-	585	2,500	492	33,299
Cher	-	-	-	-	857	-	566	1,422
Chesterfield	15,050	7,520	10,209	-	1,290	2,500	790	37,359
Cole	-	-	-	-	885	-	430	1,315
Commodore	-	-	-	-	1,170	-	851	2,021
Cordelia	-	-	-	-	1,065	-	691	1,756
Cranberry	-	-	-	-	945	-	586	1,531
Dan	-	-	-	-	816	-	257	1,073
Flintwood	-	-	-	-	1,110	-	787	1,897
Funderburk	-	-	-	-	780	-	390	1,170
Garnet	7,660	3,830	5,417	3,374	438	2,500	288	23,507
Gentry	-	-	-	-	1,026	-	794	1,820
Gerald	-	-	-	-	937	-	232	1,169
Greengrove	-	-	-	-	-	-	98	98
Harold	-	-	-	-	925	-	444	1,369
Hawthorn	11,900	5,950	8,087	-	510	2,500	450	29,397
Holly	-	-	-	-	945	-	634	1,579
Humphreys	13,960	6,980	9,440	-	1,197	2,500	743	34,820
Hutchins	10,250	5,120	7,296	10,000	586	2,500	446	36,198
Jasmine	-	-	-	-	1,302	-	730	2,032
Jennie	11,200	5,600	7,862	-	960	2,500	682	28,804
Joyce	13,380	6,690	9,201	-	191	2,500	317	32,279
Kern	-	-	-	-	1,161	-	826	1,987
Kimble	9,790	4,890	6,733	-	420	2,500	337	24,670
Lavon	10,090	5,040	7,186	8,735	288	2,500	215	34,054
Lendrum	12,370	6,180	8,399	-	1,061	2,500	634	31,143
Lincoln	-	-	-	-	-	-	458	458
Monterey	-	-	-	-	891	-	458	1,349
Moraine	7,870	3,930	5,657	9,360	563	2,500	277	30,157
Mystic	-	-	-	-	924	-	548	1,472
Nicole	-	-	-	-	913	-	622	1,535
Oakmont	-	-	-	-	-	-	516	516
Olivia	-	-	-	-	938	-	682	1,620
Prakash	-	-	-	-	1,018	-	921	1,939
Rattler	13,470	6,730	9,145	-	770	2,500	682	33,297
Resolana	-	-	-	-	881	-	512	1,392
Rose	-	-	-	-	1,031	-	682	1,713
Ruby	7,910	3,950	5,566	2,789	565	2,500	328	23,608
Ruthie	-	-	-	-	-	-	-	-
Sachi	-	-	-	-	1,011	-	544	1,555
Salsa	-	-	-	-	-	-	646	646
Sambal	-	-	-	-	-	-	-	-
Sandridge	-	-	-	-	1,017	-	873	1,890
Sanford	-	-	-	-	539	-	381	920
Satjanon	-	-	-	-	1,128	-	778	1,905
Savannah	13,030	6,510	8,863	-	745	2,500	591	32,239
Shawnee	-	-	-	-	945	-	634	1,578
Skitt	14,630	7,310	9,873	-	836	2,500	682	35,831
Sonny	-	-	-	-	857	-	490	1,346
Sophie	-	-	-	-	-	-	-	-
Spurgeon	-	-	-	-	-	-	96	96
Sullivan	-	-	-	-	975	-	398	1,373
Toren	-	-	-	-	-	-	-	-
Travis	11,900	5,950	8,138	-	850	2,500	588	29,926
Troxler	-	-	-	-	911	-	646	1,557
Tyner	-	-	-	-	1,283	-	714	1,997
Wendell	-	-	-	-	896	-	575	1,471
Westbury	-	-	-	-	870	-	480	1,350
Westgate	-	-	-	-	858	-	706	1,563
Winnebago	-	-	-	-	-	-	458	458
Wizard	-	-	-	-	995	-	706	1,701
Zube	10,570	5,280	7,324	5,337	453	2,500	302	31,767

	$222,150	$111,010	$152,812	$39,595	$52,022	$47,500	$36,979	$662,068

June 30, 2025

Series	Sourcing fees	Financing and holding expenses	Offering expenses	Scaled acquisition fee	Asset management fee	Reimbursements of acquisition expenses	Property management fee, related party	Total
500	$-	$-	$-	$-	$-	$-	$-	-
Allen	-	-	-	-	903	-	742	1,645
Annadale	-	-	-	-	1,049	-	586	1,635
Arcola	10,610	5,300	7,247	-	762	2,500	390	26,810
Arnold	-	-	-	-	966	-	598	1,564
Aurora	-	-	-	-	-	-	-	-
Beanery	-	-	-	-	-	-	-	-
Breckenridge	-	-	-	-	1,115	-	577	1,692
Bristol	-	-	-	-	1,046	-	552	1,598
Brownster	-	-	-	-	-	-	-	-
Cher	9,990	4,990	6,785	-	736	2,500	245	25,245
Chesterfield	-	-	-	-	-	-	-	-
Cole	-	-	-	-	885	-	646	1,531
Commodore	-	-	-	-	1,170	-	826	1,995
Cordelia	-	-	-	-	1,065	-	682	1,747
Cranberry	11,020	5,510	7,477	-	630	2,500	338	27,476
Dan	-	-	-	-	844	-	442	1,286
Flintwood	-	-	-	-	1,110	-	770	1,880
Funderburk	-	-	-	-	-	-	-	-
Garnet	-	-	-	-	-	-	-	-
Gentry	11,970	5,980	8,135	-	1,026	2,500	706	30,317
Gerald	-	-	-	-	958	-	478	1,436
Greengrove	-	-	-	-	-	-	-	-
Harold	-	-	-	-	949	-	625	1,575
Hawthorn	-	-	-	-	-	-	-	-
Holly	11,020	5,510	7,465	-	788	2,500	317	27,599
Humphreys	-	-	-	-	-	-	-	-
Hutchins	-	-	-	-	-	-	-	-
Jasmine	-	-	-	-	-	-	-	-
Jennie	-	-	-	-	-	-	-	-
Joyce	-	-	-	-	-	-	-	-
Kern	-	-	-	-	-	-	-	-
Kimble	-	-	-	-	-	-	-	-
Lavon	-	-	-	-	-	-	-	-
Lendrum	-	-	-	-	-	-	-	-
Lincoln	-	-	-	-	-	-	-	-
Monterey	-	-	-	-	938	-	444	1,382
Moraine	-	-	-	-	-	-	-	-
Mystic	-	-	-	-	924	-	526	1,450
Nicole	-	-	-	-	913	-	598	1,511
Oakmont	-	-	-	-	-	-	-	-
Olivia	-	-	-	-	-	-	344	344
Prakash	-	-	-	-	-	-	365	365
Rattler	-	-	-	-	-	-	-	-
Resolana	-	-	-	-	881	-	502	1,382
Rose	-	-	-	-	-	-	-	-
Ruby	-	-	-	-	-	-	-	-
Sachi	-	-	-	-	1,011	-	634	1,645
Salsa	-	-	-	-	-	-	-	-
Sandridge	-	-	-	-	1,017	-	389	1,406
Sanford	-	-	-	-	539	-	322	860
Satjanon	13,150	6,570	8,910	-	752	2,500	417	32,299
Savannah	-	-	-	-	-	-	-	-
Shawnee	11,020	5,510	7,496	-	630	2,500	443	27,598
Skitt	-	-	-	-	-	-	-	-
Sonny	9,990	4,990	6,785	-	900	2,500	282	25,447
Sullivan	-	-	-	-	975	-	598	1,573
Travis	-	-	-	-	-	-	-	-
Troxler	10,620	5,310	7,254	-	763	2,500	598	27,045
Tyner	-	-	-	-	1,283	-	694	1,977
Wendell	-	-	-	-	896	-	550	1,445
Westbury	-	-	-	-	870	-	454	1,324
Westgate	-	-	-	-	1,029	-	461	1,490
Winnebago	-	-	-	-	-	-	-	-
Wizard	-	-	-	-	995	-	908	1,903
Zube	-	-	-	-	-	-	-	-
	$99,390	$49,670	$67,554	$-	$31,318	$22,500	$19,042	$289,474

NOTE 8: INCOME TAXES

The Company and its series are taxed as a C corporation for U.S. federal income tax purposes. In connection with its real estate activities, the Company and its series are treated as a REIT under the Internal Revenue Code.

As a REIT, the Company and its series generally are not subject to U.S. federal income tax on taxable income that is distributed to stockholders, provided they meet all REIT qualification requirements, including distributing at least 90% of their taxable income and satisfying certain asset and income tests. For the year ended December 31, 2026, the Company and its series anticipate that they will qualify as a REIT. As a result, the Company and its series do not expect to incur a current federal tax liability for the year, and thus no tax provision is reflected for series with net income for the six months ended June 30, 2026. For series with net losses for the six months ended June 30, 2026, no income tax benefit is recognized as the Company has established a full valuation allowance on the net operating loss tax benefit.

In accordance with ASC 740, Income Taxes, the Company and its series evaluate temporary differences between the financial reporting basis and the tax basis of their assets and liabilities. As of June 30, 2026 and December 31, 2025, the Company and its series did not have any temporary differences, other than net operating losses which were fully reserved, and thus no net deferred tax assets or liabilities were recorded.

Although the Company and its series expect to qualify and be taxed as a REIT for U.S. federal income tax purposes, they may be subject to state and local income or franchise taxes in various jurisdictions. These taxes are generally imposed either due to the Company’s legal entity status or as a result of owning or operating real estate assets within those jurisdictions. The Company evaluates its exposure to such taxes on a jurisdictional basis. For the six months ended June 30, 2026, state income and franchise tax obligations, if any, were not material to the consolidated and consolidating financial statements.

The Company’s and its series’ policy is to record interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense in the consolidated statement of comprehensive income (loss). As of June 30, 2026, the Company and its series had no unrecognized tax benefits and did not incur any interest or penalties related to uncertain tax positions during the six months ended June 30, 2026. Accordingly, no accrual for uncertain tax positions was recorded as of June 30, 2026 and December 31, 2025.

The Company and its series are not currently subject to any income tax audits in any taxing jurisdiction. However, the Company’s and its series’ 2024 and 2025 tax years remain open and subject to examination by the relevant taxing authorities.

NOTE 9: SUBSEQUENT EVENTS

Subsequent to June 30, 2026, no new properties were acquired by the Company.

The following table represents the series that closed their offerings after June 30, 2026.

Series	Address	Initial Closing Date	Amount of Membership Units	Initial Raise Amount
Aurora	8436 Gateway Run Road, Louisville, KY 40229	8/27/2026	21,272	$212,720
Ruthie	15581 Ruthie Lynn Drive, Athens, AL 35613	8/26/2026	33,744	337,440
				$550,160

From July 1, 2026 through August 31, 2026, 56 series paid distributions to investors in the aggregate amount of $157,838.

Subsequent to June 30, 2026, Arrived Series Ruthie repaid its bridge financing, related party, in full, totaling $273,540.

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived Homes 4, LLC
2.2*	Limited Liability Company Agreement of Arrived Homes 4, LLC
2.3*	First Amendment to Limited Liability Company Agreement of Arrived Homes 4, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived Homes 4, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived Homes 4, LLC
6.1*	Broker Dealer Agreement, dated March 5, 2024 between Arrived Homes 4, LLC and Dalmore Group, LLC
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement dated [*], 202[*], between Marketplace Homes and Arrived Series [*], a series of Arrived Homes 4, LLC
6.5*	Purchase and Sale Agreement dated March 7, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Breckenridge Property
6.5.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Breckenridge dated March 19, 2024 for Arrived Series Breckenridge Property
6.6*	Purchase and Sale Agreement dated February 22, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Tyner Property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Tyner dated March 22, 2024 for Arrived Series Tyner Property
6.7*	Purchase and Sale Agreement dated April 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Allen Property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Allen dated April 8, 2024 for Arrived Series Allen Property
6.8*	Purchase and Sale Agreement dated April 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cordelia Property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cordelia dated May 13, 2024 for Arrived Series Cordelia Property
6.9*	Purchase and Sale Agreement dated April 29, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sanford Property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sanford dated May 7, 2024 for Arrived Series Sanford Property
6.10*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Dan Property
6.10.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Dan dated May 16, 2024 for Arrived Series Dan Property
6.11*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Monterey Property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Monterey dated May 27, 2024 for Arrived Series Monterey Property
6.12*	Purchase and Sale Agreement dated January 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Resolana Property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Resolana dated April 17, 2024 for Arrived Series Resolana Property
6.12.2*	Counteroffer to Offer dated January 7, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Resolana Property
6.13*	Purchase and Sale Agreement dated May 3 , 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westgate Property

Exhibit No.	Description
6.13.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westgate dated May 22, 2024 for Arrived Series Westgate Property
6.13.2*	Counteroffer to Offer dated May 3, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westgate Property
6.14*	Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Arnold Property
6.14.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arnold dated June 28, 2024 for Arrived Series Arnold Property
6.14.2*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arnold Property
6.14.3*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Arnold Property
6.15*	Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Gerald Property
6.15.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gerald dated June 10, 2024 for Arrived Series Gerald Property
6.15.2*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Gerald Property
6.16*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Harold Property
6.16.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Harold dated July 2, 2024 for Arrived Series Harold Property
6.16.2*	Addendum to Purchase and Sale Agreement dated August 2, 2024 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Harold Property
6.17*	Purchase and Sale Agreement dated May 8, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Mystic Property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Mystic dated June 20, 2024 for Arrived Series Mystic Property
6.18*	Purchase and Sale Agreement dated June 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Nicole Property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Nicole dated July 2, 2024 for Arrived Series Nicole Property
6.19*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sandridge Property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sandridge dated June 20, 2024 for Arrived Series Sandridge Property
6.20*	Purchase and Sale Agreement dated May 9, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sullivan Property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sullivan dated June 10, 2024 for Arrived Series Sullivan Property
6.21*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Wendell Property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wendell dated July 2, 2024 for Arrived Series Wendell Property

Exhibit No.	Description
6.22*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Wizard Property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Wizard dated July 2, 2024 for Arrived Series Wizard Property
6.23*	Purchase and Sale Agreement dated July 26, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Annadale Property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Annadale dated August 6, 2024 for Arrived Series Annadale Property
6.24*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cole Property
6.24.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cole dated July 11, 2024 for Arrived Series Cole Property
6.25*	Purchase and Sale Agreement dated June 28, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Flintwood Property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Flintwood dated July 11, 2024 for Arrived Series Flintwood Property
6.26*	Purchase and Sale Agreement dated September 19, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Bristol Property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Bristol dated October 1, 2024 for Arrived Series Bristol Property
6.27*	Purchase and Sale Agreement dated September 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cher Property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cher dated October 3, 2024 for Arrived Series Cher Property
6.28*	Purchase and Sale Agreement dated May 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Commodore Property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Commodore dated June 28, 2024 for Arrived Series Commodore Property
6.29*	Purchase and Sale Agreement dated August 26, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sachi Property
6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sachi dated September 16, 2024 for Arrived Series Sachi Property
6.30*	Purchase and Sale Agreement dated September 30, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Satjanon Property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Satjanon dated October 3, 2024 for Arrived Series Satjanon Property
6.31*	Purchase and Sale Agreement dated September 25, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Sonny Property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sonny dated October 3, 2024 for Arrived Series Sonny Property
6.32*	Purchase and Sale Agreement dated August 20, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Westbury Property

Exhibit No.	Description
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Westbury dated September 16, 2024 for Arrived Series Westbury Property
6.32.2*	Counteroffer to Offer dated August 21, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Westbury Property
6.33*	Purchase and Sale Agreement dated September 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Arcola Property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Arcola dated November 20, 2024 for Arrived Series Arcola Property
6.34*	Purchase and Sale Agreement dated December 11, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Cranberry Property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cranberry dated December 11, 2024 for Arrived Series Cranberry Property
6.35*	Purchase and Sale Agreement dated September 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Gentry Property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Gentry dated September 23, 2024 for Arrived Series Gentry Property
6.36*	Purchase and Sale Agreement dated December 10, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Holly Property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Holly dated December 20, 2024 for Arrived Series Holly Property
6.37*	Purchase and Sale Agreement dated September 23, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Shawnee Property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Shawnee dated October 21, 2024 for Arrived Series Shawnee Property
6.38*	Purchase and Sale Agreement dated September 27, 2024 between Arrived Holdings, Inc./Assignee and Seller for Series Troxler Property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Troxler dated November 20, 2024 for Arrived Series Troxler Property
6.39*	Purchase and Sale Agreement dated February 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Olivia Property
6.39.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Olivia dated January 4, 2025 for Arrived Series Olivia Property
6.40*	Purchase and Sale Agreement dated February 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Prakash Property
6.40.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Prakash dated January 25, 2025 for Arrived Series Prakash Property
6.41*	NCPS PPEX ATS Company Agreement
6.42*	Secondary Brokerage Agreement
6.43*	NCIT Software and Services License Agreement
6.44*	Purchase and Sale Agreement dated June 30, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Funderburk Property
6.44.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Funderburk dated July 16, 2025 for Arrived Series Funderburk Property
6.45*	Purchase and Sale Agreement dated June 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Humphreys Property

Exhibit No.	Description
6.45.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Humphreys dated July 23, 2025 for Arrived Series Humphreys Property
6.46*	Purchase and Sale Agreement dated June 10, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Jasmine Property
6.46.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Jasmine dated July 16, 2025 for Arrived Series Jasmine Property
6.47*	Purchase and Sale Agreement dated July 7, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Kern Property
6.47.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kern dated July 23, 2025 for Arrived Series Kern Property
6.48*	Purchase and Sale Agreement dated July 23, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lendrum Property
6.48.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lendrum dated July 23, 2025 for Arrived Series Lendrum Property
6.49*	Purchase and Sale Agreement dated June 24, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Rose Property
6.49.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rose dated July 16, 2025 for Arrived Series Rose Property
6.50*	Purchase and Sale Agreement dated July 2, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Skitt Property
6.50.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Skitt dated July 16, 2025 for Arrived Series Skitt Property
6.51*	Purchase and Sale Agreement dated August 6, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series 500 Property
6.51.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series 500 dated August 13, 2025 for Arrived Series 500 Property
6.52*	Purchase and Sale Agreement dated October 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Brownster Property
6.52.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Brownster dated October 31, 2025 for Arrived Series Brownster Property
6.53*	Purchase and Sale Agreement dated October 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Chesterfield Property
6.53.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Chesterfield dated October 29, 2025 for Arrived Series Chesterfield Property
6.54*	Purchase and Sale Agreement dated September 9, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Jennie Property
6.54.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Jennie dated September 17, 2025 for Arrived Series Jennie Property
6.55*	Purchase and Sale Agreement dated September 24, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Joyce Property
6.55.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Joyce dated October 6, 2025 for Arrived Series Joyce Property

Exhibit No.	Description
6.56*	Purchase and Sale Agreement dated August 21, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Rattler Property
6.56.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Rattler dated September 12, 2025 for Arrived Series Rattler Property
6.57*	Purchase and Sale Agreement dated September 24, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Savannah Property
6.57.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Savannah dated October 31, 2025 for Arrived Series Savannah Property
6.58*	Purchase and Sale Agreement dated October 17, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Travis Property
6.58.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Travis dated November 5, 2025 for Arrived Series Travis Property
6.59*	Purchase and Sale Agreement dated October 18, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Garnet Property
6.59.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Garnet dated November 8, 2025 for Arrived Series Garnet Property
6.60*	Purchase and Sale Agreement dated November 20, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Hawthorn Property
6.60.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hawthorn dated December 1, 2025 for Arrived Series Hawthorn Property
6.61*	Purchase and Sale Agreement dated November 8, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Hutchins Property
6.61.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hutchins dated December 1, 2025 for Arrived Series Hutchins Property
6.62*	Purchase and Sale Agreement dated October 21, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Kimble Property
6.62.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kimble dated November 8, 2025 for Arrived Series Kimble Property
6.63*	Purchase and Sale Agreement dated November 19, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lavon Property
6.63.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lavon dated December 3, 2025 for Arrived Series Lavon Property
6.63.2*	Addendum to Purchase and Sale Agreement dated December 5, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lavon Property
6.64*	Purchase and Sale Agreement dated October 22, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Moraine Property
6.64.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Moraine dated November 8, 2025 for Arrived Series Moraine Property
6.65*	Purchase and Sale Agreement dated October 18, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Ruby Property
6.65.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ruby dated November 26, 2025 for Arrived Series Ruby Property

Exhibit No.	Description
6.66*	Purchase and Sale Agreement dated October 28, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Zube Property
6.66.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Zube dated November 5, 2025 for Arrived Series Zube Property
6.67*	Purchase and Sale Agreement dated October 31, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Aurora Property
6.67.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Aurora dated December 1, 2025 for Arrived Series Aurora Property
6.68*	Purchase and Sale Agreement dated October 2, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Beanery Property
6.68.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Beanery dated October 16, 2025 for Arrived Series Beanery Property
6.69*	Purchase and Sale Agreement dated November 1, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Greengrove Property
6.69.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Greengrove dated November 8, 2025 for Arrived Series Greengrove Property
6.70*	Purchase and Sale Agreement dated September 30, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Lincoln Property
6.70.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lincoln dated October 16, 2025 for Arrived Series Lincoln Property
6.71*	Purchase and Sale Agreement dated September 11, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Oakmont Property
6.71.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oakmont dated September 29, 2025 for Arrived Series Oakmont Property
6.72*	Purchase and Sale Agreement dated April 20, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Ruthie Property
6.72.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ruthie dated May 8, 2026 for Arrived Series Ruthie Property
6.73*	Purchase and Sale Agreement dated August 16, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Salsa Property
6.73.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Salsa dated September 12, 2025 for Arrived Series Salsa Property
6.74*	Purchase and Sale Agreement dated April 24, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Sophie Property
6.74.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sophie dated May 12, 2026 for Arrived Series Sophie Property
6.75*	Purchase and Sale Agreement dated February 26, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Spurgeon Property
6.75.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Spurgeon dated April 10, 2026 for Arrived Series Spurgeon Property
6.75.2*	Counteroffer to Purchase and Sale Agreement dated February 26, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Spurgeon Property
6.76*	Purchase and Sale Agreement dated April 22, 2026 between Arrived Holdings, Inc./Assignee and Seller for Series Toren Property
6.76.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Toren dated May 20, 2026 for Arrived Series Toren Property
6.77*	Purchase and Sale Agreement dated October 2, 2025 between Arrived Holdings, Inc./Assignee and Seller for Series Winnebago Property
6.77.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Winnebago dated October 16, 2025 for Arrived Series Winnebago Property
99.1*	Valuation Policy

*	Filed previously.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED HOMES 4, LLC

By:	Arrived Fund Manager, LLC, its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

	Date:	September 28, 2026

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ryan Frazier	Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2026
Ryan Frazier	(principal executive officer) Chief Executive Officer and Director of Arrived Homes 4, LLC

/s/ Sue Korn	Principal Financial and Accounting Officer of Arrived Holdings, Inc.	September 28, 2026
Sue Korn	Principal Financial and Accounting Officer of Arrived Homes 4, LLC

Arrived Fund Manager, LLC	Managing Member	September 28, 2026

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer